FILE NO. 82-35053

ING

LAW DEPARTMENT

February 28, 2007

07021531

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ING Canada Inc. – File No. 82-35053

SUPPL

Dear Sir or Madam:

Further to the exemption under Rule 12g3-2(b) granted to ING Canada Inc., we are enclosing the following documents:

- Press release concerning Q4 2006 and year-end earnings issued by ING Canada Inc. on February 15, 2007;
- Press release announcing substantial issuer bid issued by ING Canada Inc. on February 15, 2007;
- Press release announcing price range for substantial issuer bid issued by ING Canada Inc. on February 16, 2007;
- Letter of transmittal related to the substantial issuer bid;
- Issuer bid circular related to the substantial issuer bid;
- Report of issuer bid required by Quebec securities regulatory authority (Autorité des marchés financiers);
- Undertaking required by Autorité des marchés financiers;
- Material Change Report dated February 23, 2007 related to the substantial issuer bid;
- Notice of the meeting and record date dated February 26, 2007.

All documents were filed by ING Canada Inc. with the applicable provincial and territorial securities commissions of Canada on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR").

1611 Crémazie Boulevard East, 10th floor
Montréal QC H2M 2R9

Telephone 514 985 7111
Fax 514 842 6958

ING

LAW DEPARTMENT

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at (514) 985-7111, ext. 8367.

Very truly yours,

Danistan Saverimuthu
Legal Counsel
ING Canada Inc.

(Enclosures)

cc: Francoise Guenette
Senior Vice President, Corporate and Legal Services
ING Canada Inc.

Chantal Denommée
Vice-President, Legal Affairs and Compliance
ING Canada Inc.

1611 Crémazie Boulevard East, 10th floor
Montréal QC H2M 2R9

Telephone 514 985 7111
Fax 514 842 6958

ING

NEWS RELEASE

Toronto, ON – February 15, 2007

ING Canada Reports Fourth Quarter and Full Year Results

2-Cent Quarterly Dividend Increase
Substantial Issuer Bid Announced

ING Canada Inc. (TSX: IIC) reported net income of $109.4 million for the quarter ended December 31, 2006, down from $196.9 million reported in the same quarter last year. Direct premiums written for the quarter were $963.6 million, an increase of 4.6% over the fourth quarter of 2005 after adjusting for industry pool premiums.

Net income for the full year 2006 was $658.1 million compared to $781.8 million in 2005. Direct premiums written for the year amounted to $3.99 billion, a 2.7% increase over 2005 after adjusting for AGR and industry pool premiums.

Claude Dussault, President and CEO, commented, "Overall, our insurance businesses performed well throughout 2006 although profitability for the quarter reflects lower underwriting results and a decrease in realized investment gains. Underwriting results for the quarter were adversely affected by weather-related catastrophes and lower favourable prior year claims development."

"However, despite a challenging fourth quarter, ING Canada demonstrated its ability during the year to provide continued value to its shareholders, with net income of $658.1 million generating a return on equity of 20.8%."

ING Canada also announced that the Company will increase its quarterly dividend by 2.0 cents to 27.0 cents per share on its outstanding common shares. The dividend will be payable on March 30 to shareholders of record on March 15.

Corporate Developments

The Company also announced its intention to repurchase for cancellation up to $500.0 million of its common shares through use of a substantial issuer bid, by way of a modified Dutch Auction. ING Groep, ING Canada's majority shareholder, has informed ING Canada of its intent to submit common shares sufficient to maintain its holding at 70%.

Current Outlook

Several key factors will affect the property and casualty ("P&C") insurance industry over the coming twelve months.

Top line growth for the property and casualty insurance industry will continue to remain below historical levels. However, we believe underwriting results should continue to exceed historical averages.

Existing automobile insurance systems have been effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency

will lead to premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers.

Commercial insurance markets remain competitive, and although prices are continuing to soften, returns are expected to be above historical levels.

Financial Summary

	2006 Q4	2005 Q4	Change	2006 12-month	2005 12-month	Change
Revenue (in millions)	$ 1,095.8	$ 1,111.6	(1.4)%	$ 4,406.4	$ 4,446.0	(0.9)%
Direct premiums written (in millions)	963.6	905.0	6.5%	3,990.4	3,904.9	2.2%
Net premiums earned (in millions)	979.6	961.3	1.9%	3,826.6	3,840.2	(0.4)%
Underwriting income (in millions)	62.3	126.3	(50.7)%	403.8	537.7	(24.9)%
Net income (in millions)	109.4	196.9	(44.4)%	658.1	781.8	(15.8)%
Earnings per share (in dollars)						
Basic and diluted	0.82	1.47	(44.2)%	4.92	5.85	(15.9)%
Return on equity - last 12 months				20.8%	31.6%	(10.8) pts
Combined ratio	93.6%	86.9%	6.7 pts	89.4%	86.0%	3.4 pts

Financial Highlights

- Net income for the fourth quarter of 2006 was $109.4 million, a decrease of $87.5 million from the same quarter in 2005. Net income for all of 2006 was $658.1 million, down 15.8% from the record high of $781.8 million achieved in 2005. The drop in income was primarily driven by lower underwriting income and lower realized investment gains.

- Revenue for the fourth quarter of 2006 was $1.096 billion compared to $1.112 billion in the fourth quarter last year. Net premiums earned during the quarter increased by $18.3 million or 1.9 % to $979.6 million compared to $961.3 million in the fourth quarter of 2005. Investment income from property and casualty (P&C) insurance companies during the quarter amounted to $77.7 million, an increase of 13.7% from the same quarter in 2005. Realized gains on the sale of investments decreased in the fourth quarter of 2006 to $15.3 million from $67.2 million in the fourth quarter of 2005 reflecting lower trading activity.

- For the full year 2006, total revenue amounted to $4.41 billion. Net premiums earned were $3.83 billion, approximately the same level as in 2005. Investment income from P&C companies decreased 2.0% to $294.8 million from $300.7 million, while realized gains on the sale of investments decreased $30.0 million or 13.4% to $193.5 million.

- Earnings per share for the fourth quarter of 2006 amounted to $0.82 compared to an average estimate of $1.11 among the nine analysts that follow the Company. Earnings per share were $1.47 for the same quarter in 2005. For the full year 2006, earnings per share were $4.92 against $5.85 in 2005.

- Shareholders' equity increased by $528.2 million or 18.3% in 2006 to $3.4 billion.

Business Highlights

- For the fourth quarter, direct premiums written amounted to $963.6 million, a 4.6% increase from the same quarter in 2005 after adjusting for industry pool premiums. For the year, direct premiums written amounted to

$3.99 billion, a 2.7% increase compared to the previous year after adjusting for AGR and industry pool premiums. The increase both for the quarter and for the year is mainly attributable to an increase in the number of written insured risks driven by strong growth in personal auto and property.

- For personal lines, direct premiums written during the quarter amounted to $661.2 million, a 9.2% increase after adjusting for industry pool premiums. This change was driven by an increase in the number of written insured risks as well as by increases in the average amount insured. Average rates in personal property increased slightly while written premium rate decreases in automobile amounted to 3.3%. Personal lines direct premiums written for the year also showed solid growth, increasing 5.8% after adjusting for industry pool premiums.

- Commercial lines for the quarter performed very well in a softening market with an improved combined ratio of 92.8%, 2.6 points below the previous year. Volumes dropped only 1.0% in terms of the number of written insured risks despite a very competitive market. Furthermore, direct premiums written in commercial lines during the quarter declined as the mix of insured properties moved toward smaller accounts. For the year, the combined ratio for commercial lines also showed improvement.

- Lower underwriting results for the quarter are reflected in a 6.7 point increase in the combined ratio, which stood at 93.6%. This was largely due to catastrophe losses of $26.4 million compared to no catastrophes in the same quarter of 2005, higher severity in personal property losses, and less favourable prior year claims development in auto insurance. Although lower underwriting results for the year are reflected in a 3.4 point increase in the combined ratio, it remained low by historical standards at 89.4%.

Conference Call

ING Canada will host a conference call to review its earnings results today at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides and supplementary financial information, visit our website at www.ingcanada.com and click on "Investor Relations".

The conference call is also available by dialling 617-614-3474 or 1-800-706-7749 (toll-free in North America). The passcode is 51957322. Please call ten minutes before the start of the call.

A replay of the call will be available starting at 1:00 p.m. ET today through 5:00 p.m. ET on February 22. To listen to the replay, call 617-801-6888 or 1-888-286-8010 (toll-free in North America). The passcode is 13750128. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Bryan Seaton – Manager, External Communications
416-341-1464 Ext. 43142
Email: bryan.seaton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations
416-941-5181
Email: brian.lynch@ingcanada.com

ING CANADA INC.
REVIEW OF Q4 PERFORMANCE
February 15, 2007

The following review of our 2006 fourth quarter performance and financial condition should be read in conjunction with our interim consolidated financial statements (unaudited) and accompanying notes at the end of this document, as well as the management's discussion and analysis and the consolidated financial statements in the Company's 2005 Annual Report to Shareholders

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined at the end of this document and in the glossary of terms found on the Investor Relations section of our web site at www.ingcanada.com.

This review contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our 2005 Annual Information Form. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

FOURTH QUARTER OVERVIEW

Net income for the three months ended December 31, 2006 was $109.4 million, down 44.4% from last year's exceptional performance. The drop in net income was driven by lower underwriting income, lower realized investment gains and higher income taxes. Return on equity for the 12 months ending December 31, 2006 was 20.8% and the book value per share increased 18.3% to $25.58 from $21.63 a year ago. Direct premiums written totalled $963.6 million in Q4 06, an increase of 4.6% over Q4 05 after excluding industry pools.

- The 4.6% increase in direct premiums was driven by a 3.8% increase in the number of written insured risks. Personal lines experienced very strong direct premiums written growth of 9.2% Q4 06 over Q4 05, excluding pools, with good growth in both automobile and property lines.
- Underwriting results were driven by a combined ratio of 93.6% for the quarter, 6.7 points higher than last year. Catastrophe losses of $26.4 million compare to no catastrophes in Q4 05. Personal property experienced higher non-catastrophe severity, particularly in Ontario. Lower prior year favourable claims development from automobile pools resulted in lower underwriting results for personal auto. Despite an average rate reduction of 4.6%, the current year loss ratio for personal auto improved slightly, driven by a slight improvement in frequency. Commercial lines performed well in a softening market with an improved combined ratio of 92.8%, 2.6 points below the previous year.
- Pre-tax realized investment and other gains totalled $15.3 million in the quarter, down from $67.2 million in Q4 05 due mostly to lower trading volumes. Unrealized gains on investments increased $65.7 million in the quarter to $201.3 million.
- The Q4 06 tax expense includes a number of adjustments that had the effect of increasing the effective tax rate by 3.0%, or $5.1 million; Q4 06 to Q4 05 comparisons are also affected by $8.4 million of adjustments that improved results in Q4 05. These adjustments are explained below under Taxes.

The following table summarizes the major changes in income before income taxes.

Table 1

(in millions of dollars)	Quarter ending December 31, 2006	Year ending December 31, 2006
2005 Income before income taxes	269.3	1,090.9
Prior year claims development	(24.7)	(107.7)
Current accident year:		
Catastrophes	(25.0)	20.5
Facility Association	(0.4)	(4.5)
Other	(13.9)	(42.2)
Underwriting income	(64.0)	(133.9)
Realized investment and other gains	(51.9)	(30.0)
Other	15.8	25.0
2006 Income before income taxes	**169.2**	**952.0**

INDUSTRY OUTLOOK

Several key factors will affect the property and casualty ("P&C") insurance industry over the coming twelve months.

- **Industry growth and underwriting income:** We expect the industry's top-line growth rate to be below historical levels, and underwriting results should exceed historical returns.

- **Claims costs in automobile insurance:** The existing automobile insurance systems have been effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers.

- **Commercial insurance competition:** Commercial insurance continues to be competitive: prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

RECENT DEVELOPMENTS

On February 15, 2007, the Company announced its intention to repurchase for cancellation up to $500.0 million of its common shares through a substantial issuer bid, by way of a modified Dutch Auction. ING Groep, ING Canada's majority shareholder, has informed ING Canada of its intent to submit common shares sufficient to maintain its holding at 70%.

The Company also announced an increase in its quarterly dividend by 2.0 cents to 27.0 cents per share on its outstanding common shares.

2006 PERFORMANCE REVIEW

Results from Operations

Table 2

(in millions of dollars, except as otherwise noted)	Quarter ending December 31			Year ending December 31		
	2006	**2005**	**Change**	**2006**	**2005**	**Change**
Written insured risks (thousands)	1,051.1	1,012.7	3.8%	4,565.1	4,417.9	3.3%
Direct premiums written	963.6	905.0	6.5%	3,990.4	3,904.9	2.2%
Net premiums earned	979.6	961.3	1.9%	3,826.6	3,840.2	(0.4)%
Net incurred losses and general expenses	917.3	835.0	9.9%	3,422.8	3,302.5	3.6%
Net underwriting income	**62.3**	**126.3**	**(50.7)%**	**403.8**	**537.7**	**(24.9)%**
Combined ratio	*93.6%*	*86.9%*	*6.7 pts*	*89.4%*	*86.0%*	*3.4 pts*
Investment income	77.7	68.3	13.7%	294.8	300.7	(2.0)%
Realized investment and other gains	15.3	67.2	(77.2)%	193.5	223.5	(13.4)%
Corporate and distribution	13.9	7.5	85.3%	59.9	29.0	106.6%
Income before income taxes	**169.2**	**269.3**	**(37.2)%**	**952.0**	**1090.9**	**(12.7)%**
Income taxes	59.8	72.4	(17.4)%	293.9	309.1	(4.9)%
Income tax rate	*35.4%*	*26.9%*	*8.5 pts*	*30.9%*	*28.3%*	*2.6 pts*
Net income	**109.4**	**196.9**	**(44.4)%**	**658.1**	**781.8**	**(15.8)%**
EPS – basic and diluted (dollars)	**0.82**	**1.47**	**(44.2)%**	**4.92**	**5.85**	**(15.9)%**
Return on equity				**20.8%**	**31.6%**	**(10.8) pts**

Written Insured Risks and Premiums

<u>*Comments on quarterly variances*</u>

The number of written insured risks grew 3.8% compared to Q4 05. Personal lines, with an increase of 4.4%, have driven this growth, particularly personal auto which increased by 5.7%. The number of commercial lines risks was down 1.0%.

Direct premiums written increased 4.6% after excluding the impact of pools. Although written premium rates have been decreasing throughout the year, the rate of decrease has progressively slowed, with the average reduction of 1.7% in the fourth quarter being the smallest incurred in 2006. Growth in direct premiums written has been primarily driven by a 9.2%

increase in personal lines, after excluding pools, and a portion of this growth was attributable to an increase in the number of two year policies sold. Both automobile and property enjoyed robust growth in the quarter.

Net premiums earned increased by 1.9% in the quarter, and lagged the growth in direct premiums written as the recent growth levels of written premiums have not yet been fully felt on the net earned premiums. Earned premium rate reductions were 2.6% for the quarter. A $10.2 million reduction in premiums assumed from industry pools compared to Q4 05 also impacted the net premiums earned.

Comments on annual variances

The number of written insured risks grew 3.3% during the year, driven by solid growth in the second half of the year. Personal lines, particularly auto insurance, have driven this growth while the number of commercial lines risks was slightly down year over year.

Direct premiums written, after excluding pools, increased 2.2% compared to the previous year and 2.7% if we also exclude premiums related to the AGR business, which initially formed part of the Allianz acquisition and which was re-transferred to the vendor effective September 30, 2005. Written premium rate reductions were 2.4% for the year.

Net premiums earned lagged the growth in direct premiums written as the recent growth levels of written premiums have not yet fully impacted net premiums earned. Net premium rate reductions averaged 2.9% for the year.

Net Incurred Losses and General Expenses

Table 3

(in millions of dollars, except as otherwise noted)	Quarter ending December 31			Year ending December 31		
	2006	**2005**	**Change**	**2006**	**2005**	**Change**
Net incurred losses:						
Favourable prior year claims development	(24.3)	(49.0)	(50.4)%	(169.9)	(277.6)	(38.8)%
Catastrophes	26.4	1.4	n/a	59.2	79.7	(25.7)%
Current year claims	627.2	586.9	6.9%	2,371.9	2,359.6	0.5%
Total	629.3	539.3	16.7%	2,261.2	2,161.7	4.6%
Commissions, net	171.3	172.8	(0.9)%	674.5	674.2	-
Premium taxes, net	33.2	32.7	1.5%	132.3	133.7	(1.0)%
General expenses, net	83.5	90.2	(7.4)%	354.8	332.9	6.6%
Total	**917.3**	**835.0**	**9.9%**	**3,422.8**	**3,302.5**	**3.6%**
Combined ratio	**93.6%**	**86.9%**	**6.7 pts**	**89.4%**	**86.0%**	**3.4 pts**

ING CANADA INC.
REVIEW OF Q4 PERFORMANCE
February 15, 2007

Comments on quarterly variances

Net incurred losses

Prior year claims development for the quarter ended December 31, 2006 was favourable by $24.3 million (0.7% of opening reserves) compared to $49.0 million (1.4% of opening reserves) in the same quarter last year. The difference is due to lower favourable development in automobile pools.

Catastrophes are defined as individual events resulting in net claims incurred and expected of $5.0 million or more. Catastrophes in the quarter primarily impacted personal property and were due to ice and wind storms in Quebec and Ontario, as well as storms in British Columbia. There were no catastrophes in Q4 05.

Current year claims increased in the quarter by 6.9%, partly due to volume growth and partly to increased severity, particularly in personal property. Although weather conditions were generally mild in our main markets, there were several ice and wind storms which did not qualify as catastrophes but still caused significant damage.

Commissions and premium taxes were stable and **general expenses** decreased from Q4 05.

Comments on annual variances

Net incurred losses

Prior year claims development for the year was favourable by $169.9 million (4.9% of opening reserves) compared to $277.6 million (7.9% of opening reserves) a year earlier. The 2006 development came mainly from automobile in the amount of $167.8 million, including $19.8 million from pools, which is $90.6 million less favourable than last year. The remaining favourable development came from commercial other in the amount of $25.9 million, which is $11.9 million less favourable than 2005. Conversely, we experienced $23.8 million of unfavourable development in personal property, an increase of $5.2 million from prior year.

Catastrophes in 2006 consisted mainly of personal property damage due to ice and wind storms which hit most of the country. There were no reinsurance claims made for catastrophes incurred in 2006 as all losses were within our retention limits. In 2005, the Company incurred several storm-related catastrophe claims that were ceded to reinsurers and large commercial losses were incurred which resulted in a substantial reinsurance claim. Notwithstanding, losses from catastrophes were $20.5 million lower in 2006 compared to 2005.

Table 4

	Losses from catastrophes					
(in millions of dollars)	Quarter ending December 31			Year ending December 31		
	2006	2005	Change	2006	2005	Change
Personal line of business	23.1	1.1	22.0	49.5	131.8	(82.3)
Commercial line of business	3.3	0.3	3.0	9.7	40.9	(31.2)
Total direct claims	26.4	1.4	25.0	59.2	172.7	(113.5)
Ceded, net of reinstatement premium	-	-	-	-	93.0	(93.0)
Total	**26.4**	**1.4**	**25.0**	**59.2**	**79.7**	**(20.5)**

Current year claims for the year were stable compared to last year and consistent with growth of net premiums earned.

Commissions and premium taxes were stable.

General expenses increased during the year due to higher marketing expenses and lower fees from the service carrier operated on behalf of the Facility Association.

Industry pools consist of the so-called "residual market" as well as risk-sharing pools (RSP) in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except for the Quebec RSP. Transfers in and out of these pools on balance had no significant impact on underwriting income for the current accident year.

Investment Income

Table 5

(in millions of dollars, except as otherwise noted)	Quarter ending December 31			Year ending December 31		
	2006	**2005**	**Change**	**2006**	**2005**	**Change**
Interest income	42.8	46.4	(7.8)%	170.4	203.6	(16.3)%
Dividend income	39.2	26.6	47.4%	147.0	117.0	25.6%
Other	(0.5)	1.0	(150.0)%	(3.3)	2.7	(222.2)%
Investment expenses	(3.8)	(5.7)	33.3%	(19.3)	(22.6)	14.6%
Total	**77.7**	**68.3**	**13.7%**	**294.8**	**300.7**	**(2.0)%**

Comments on quarterly variances

The main source of **interest income** is bonds. While there was no significant change in the yield year over year, a portion of the portfolio was earlier sold and re-invested in equities resulting in decreased interest income for the quarter.

Dividend income is derived from investments in preferred and common shares as well as income trust units. The increase in Q4 06 compared to Q4 05 is explained almost entirely by increased investments in equities and timing differences of special dividends.

Average pre-tax yield on invested assets was 5.0% in Q4 06 compared to 4.5% in Q4 05 primarily due to special dividends. This yield is calculated using the investment income of the P&C companies for the period, divided by the average invested assets of the P&C companies calculated monthly, including cash equivalents but excluding cash balances.

Comments on annual variances

Interest income on bonds decreased for the year due to a reduction in the portfolio as discussed above. Also, the Company received a non-recurring interest payment in 2005 of $14.5 million.

Dividend income increased in 2006 consistent with the higher level of equity investments.

Average pre-tax yield on invested assets was 4.9% for 2006 and 4.8% in 2005.

Net Realized Investment and Other Gains

Table 6

(in millions of dollars, except as otherwise noted)	Quarter ending December 31			Year ending December 31		
	2006	**2005**	**Change**	**2006**	**2005**	**Change**
Realized gains on the sale of:						
Fixed income securities	6.8	30.1	(77.4)%	23.8	87.9	(72.9)%
Equities	29.1	40.2	(27.6)%	193.4	137.2	41.0%
Impairments	(7.0)	(4.3)	62.8%	(20.4)	(10.5)	94.3%
Losses on derivatives	(19.4)		n/a	(14.5)		n/a
Realized gains on the sale of other assets	5.8	1.2	383.3%	11.2	8.9	25.8%
Total before income taxes	**15.3**	**67.2**	**(77.2)%**	**193.5**	**223.5**	**(13.4)%**
After income taxes	**7.6**	**50.8**	**(86.0)%**	**127.5**	**169.4**	**25.0%**
Unrealized gains at end of period				201.3	304.2	(102.9)
Change in unrealized gains	65.7	(3.6)	n/a	(102.9)	62.0	n/a

Comments on quarterly variances

During the quarter, realized investment and other gains decreased as a result of a number of developments:

- Net gains on fixed income securities were lower due to lower turnover levels compared to last year;
- Gains on the sale of equities were lower because the Company took fewer gains;
- Derivative financial instruments are marked to market for accounting purposes whereas investments are generally carried at cost, including the investments that are related to some derivatives ("related investments"). For the quarter, related investments generated gains of $4.5 million and unrealized gains increased by $12.8 million whereas the derivatives associated with these investments had losses of $17.2 million;
- Other assets sold in the quarter include certain property which generated most of the gain in the quarter. These are typically non-recurring transactions.

Comments on annual variances

During the year, total realized investment and other gains decreased due to the following developments:

- Net gains on bonds were lower due to lower turnover levels after the first quarter, and due to market conditions during much of the year;
- Gains on the sale of common shares were higher because of favourable market conditions and increased equity investments;
- Impairments are higher due to exposure to income trusts and the forestry sector, which experienced weak market conditions in 2006;
- For the year, the related investments generated gains of $4.2 million and unrealized gains increased by $11.3 million whereas the derivatives associated with these investments had losses of $16.3 million included in the $14.5 million loss on derivatives shown in table 6 above;
- Other assets sold in the year include various properties which generated most of the gain in 2006. In 2005, the Company transferred and sold its mutual fund business for a gain of $2.5 million in a non-recurring transaction.

Taxes

The Q4 06 income tax expense includes a number of adjustments that increased income tax expense, including differences in the true up for prior year returns and current year provisions ($3.4 million) and the revaluation of future tax assets to reflect future tax rate reductions ($1.7 million).

Q4 06 to Q4 05 comparisons are also affected by $8.4 million of adjustments in Q4 05 that reduced income tax expense, including a true up for prior year returns and current year provisions ($5.6 million) and the revaluation of future tax assets to reflect future tax rate increases ($2.0 million).

Net Income and Earnings Per Share (EPS)

In summary, the Q4 06 results have been impacted by higher claims and catastrophes, lower favourable prior year claims development and lower realized investment gains. For the year, the lower underwriting results are mostly attributable to lower favourable prior year claims development.

Earnings per share for the year and quarter have decreased consistent with the lower levels of net income.

Return on Equity

Return on equity was 20.8% in 2006 compared to 31.6% in 2005 due to a combination of lower earnings and an increasing equity base.

PERFORMANCE BY SEGMENT

Underwriting - Personal Insurance

Table 7

(in millions of dollars, except as otherwise noted)	Quarter ending December 31			Year ending December 31		
	2006	**2005**	**Change**	**2006**	**2005**	**Change**
Written insured risks (thousands):						
Automobile	541.5	512.5	5.7%	2,440.1	2,335.9	4.5%
Property	390.4	379.8	2.8%	1,637.5	1,591.5	2.9%
Total	931.9	892.3	4.4%	4,077.6	3,927.4	3.8%
Direct premiums written:						
Automobile	457.6	402.3	13.7%	1,966.0	1,877.0	4.7%
Property	203.6	187.4	8.6%	841.5	779.9	7.9%
Total	661.2	589.7	12.1%	2,807.5	2,656.9	5.7%
Net premiums earned:						
Automobile	495.7	484.1	2.4%	1,911.2	1,946.9	(1.8)%
Property	203.4	186.8	8.9%	785.4	733.8	7.0%
Total	699.1	670.9	4.2%	2,696.6	2,680.7	0.6%
Net underwriting income (loss):						
Automobile	60.9	104.2	(41.6)%	242.5	411.5	(41.1)%
Property	(18.7)	9.1	(305.5)%	(0.3)	(29.4)	(99.0)%
Total	42.2	113.3	(62.8)%	242.2	382.1	(36.6)%
Ratios						
Claims ratio	66.9%	54.6%	12.3 pts	62.5%	57.8%	4.7 pts
Commissions ratio	16.1%	16.3%	(0.2) pt	16.3%	16.2%	0.1 pt
Premium taxes ratio	3.3%	3.4%	(0.1) pt	3.4%	3.4%	-
General expense ratio	7.7%	8.8%	(1.1) pts	8.9%	8.3%	0.6 pt
Combined ratio	94.0%	83.1%	10.9 pts	91.1%	85.7%	5.3 pts

Comments on quarterly variances

Direct premiums written growth in the quarter was robust for both lines of business driven by increased written insured risks, increases in the average amount insured and an increase in the number of two year policies sold. Average premium rates increased slightly in personal property and the premium rate decrease in automobile was the lowest of the year. When excluding pools, written premium growth in automobile and property was 9.4% and 8.6%, respectively, for a combined total of 9.2%.

Net premiums earned also showed strong growth consistent with written premium growth but at a slightly lower level. In automobile, the difference reflects less premium assumed from pools as compared to last year.

Net underwriting income is down in personal property due to increased catastrophes and severity. In personal auto, lower favourable prior year claims development, including a decrease of $25.7 million from auto pools, explains most of the reduction in net underwriting income.

<u>*Comments on annual variances*</u>

Direct premiums written in both automobile and personal property showed solid growth for the year, driven by increased written insured risks and increases in the average amount insured. Rates on average increased slightly in personal property while they decreased in automobile. Pools had no significant impact on annual growth rates.

Net premiums earned in total are unchanged from the previous year, despite the overall growth of written premiums. In automobile, assumed premiums from pools were well below those in 2005 while in personal property, the difference is due to lower reinsurance premiums.

The **net underwriting loss** in personal property has been substantially eliminated through an increase in insured amounts and other corrective measures. Although severity, excluding catastrophes, was up this year and some unfavourable prior year development was incurred, lower frequency and higher net premiums earned resulted in improved profitability. In personal auto, net underwriting income is down from last year due to lower favourable prior year development and the effect of rate decreases.

Underwriting - Commercial Insurance

The following table presents the direct premiums written and underwriting income of our commercial insurance segment.

Table 8

(in millions of dollars, except as otherwise noted)	Quarter ending December 31			Year ending December 31		
	2006	2005	Change	2006	2005	Change
Written insured risks (thousands):						
Automobile	61.8	62.3	(0.8)%	253.6	254.1	(0.2)%
Other	57.4	58.1	(1.2)%	233.9	236.5	(1.1)%
Total	119.2	120.4	(1.0)%	487.5	490.6	(0.6)%
Direct premiums written:						
Automobile	81.9	84.6	(3.2)%	327.5	330.4	(0.9)%
Other	220.6	230.7	(4.4)%	855.5	917.6	(6.7)%
Total	302.5	315.3	(4.1)%	1,183.0	1,248.0	(5.2)%
Net premiums earned:						
Automobile	82.2	83.6	(1.7)%	326.8	334.4	(2.3)%
Other	198.3	206.8	(4.1)%	803.1	825.1	(2.7)%
Total	280.5	290.4	(3.4)%	1,129.9	1,159.5	(2.6)%
Net underwriting income (loss):						
Automobile	11.4	(2.8)	507.1%	43.0	43.6	(1.4)%
Other	8.7	15.8	(44.9)%	118.7	112.0	6.0%
Total	20.1	13.0	54.6%	161.7	155.6	3.9%
Ratios						
Claims ratio	57.7%	59.5%	(1.8) pts	51.0%	52.7%	(1.7) pts
Commissions ratio	21.0%	21.8%	(0.8) pt	20.9%	20.8%	0.1 pt
Premium taxes ratio	3.5%	3.4%	0.1 pt	3.6%	3.6%	-
General expense ratio	10.6%	10.7%	(0.1) pt	10.2%	9.5%	0.7 pt
Combined ratio	92.8%	95.4%	(2.6) pts	85.7%	86.6%	(0.9) pt

Comments on quarterly variances

Commercial lines volumes dropped only 1.0% in terms of number of **written insured risks** despite a very competitive market.

Direct premiums written declined in both lines of business reflecting a change in the mix of insured properties.

Net premiums earned reflected declines consistent with those in written premiums.

Net underwriting income is higher in commercial auto due to more favourable prior year claims development as well as lower current year claims. In commercial other, net underwriting income is down due to lower net premiums earned, lower favourable prior year claims development and higher current year claims.

Overall, the **combined ratio** in commercial lines improved.

Comments on annual variances

On an annual basis, commercial lines reflected the same developments evident in Q4 06. **Written insured risks** were slightly down from last year despite a very competitive market.

Direct premiums written declined by 3.7% in both lines of business and 4.7% in commercial other after adjusting for AGR business. A shift to smaller-sized accounts has negatively impacted average premium amounts, more so in commercial other.

Net premiums earned showed declines consistent with those of written premiums in non-auto but were higher in auto.

Net underwriting income was stable in commercial auto while in commercial non-auto, net underwriting income increased due to lower net incurred losses.

Overall, the **combined ratio** in commercial lines improved slightly because of lower overall net incurred losses in the year.

Corporate and Distribution

Our corporate and distribution segment primarily includes the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure) and other expenses.

Table 9

(in millions of dollars, except as otherwise noted)	Quarter ending December 31			Year ending December 31		
	2006	**2005**	**Change**	**2006**	**2005**	**Change**
Investment income	9.9	2.2	350.0%	28.3	6.8	316.2%
Distribution income	25.0	20.9	19.6%	100.0	74.3	34.6%
Advisory fees and other income	1.9	1.8	5.6%	7.5	11.0	(31.8)%
Total revenues	36.8	24.9	47.8%	135.8	92.1	47.4%
Distribution expenses	19.7	15.7	25.5%	71.1	54.7	30.0%
Interest on debt	-	2.0	(100.0)%	5.3	8.0	(33.8)%
Other expenses	3.2	(0.3)	-	(0.5)	0.4	(266.7)%
Income before income taxes	**13.9**	**7.5**	**85.3%**	**59.9**	**29.0**	**106.6%**

Comments on quarterly variances

Income before income taxes increased in the quarter due to higher amounts of and higher yields on interest-bearing securities held by the holding company as well as by higher distribution profits.

Comments on annual variances

Investment income increased primarily from higher interest income on larger cash balances in the holding company. Advisory fees are lower as the Company sold its mutual fund business last year. Distribution income and expenses are increasing along with growth in the distribution network.

SUMMARY OF QUARTERLY RESULTS

Table 10

(in millions of dollars, except as otherwise noted)	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Written insured risks (thousands)	1,051.1	1,242.9	1,356.1	914.9	1,012.7	1,195.2	1,312.1	897.9
Direct premiums written	963.6	1,038.1	1,176.2	812.5	905.0	1,006.5	1,171.4	821.9
Total revenue	1,095.8	1,080.2	1,096.7	1,133.8	1,111.6	1,123.3	1,112.3	1,098.8
Underwriting income	62.3	95.9	165.6	79.9	126.3	116.7	179.8	114.9
Net income	109.4	156.8	205.9	185.9	196.9	202.8	223.6	158.5
Combined ratio (%)	93.6	89.9	82.7	91.5	86.9	87.7	81.2	88.1
EPS-basic/diluted (dollars)	0.82	1.17	1.54	1.39	1.47	1.52	1.67	1.19
Favourable prior year claims development	(24.3)	(69.1)	(39.5)	(37.0)	(49.0)	(93.6)	(66.6)	(68.4)

In general, the Company's underwriting revenues are stable quarter to quarter but net incurred losses tend to be higher in the first and last quarters of the year, consistent with Canadian weather conditions. Consequently, underwriting income will normally be higher in Q2 and Q3 and lower in the other quarters.

Table 11

Seasonal Indicator	2006	2005	2004	2003	4-year average
Q1	1.02	1.02	1.10	1.06	1.05
Q2	0.93	0.94	0.92	0.95	0.93
Q3	1.01	1.02	0.98	0.96	0.99
Q4	1.05	1.01	1.01	1.04	1.03

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio.

FINANCIAL CONDITION ANALYSIS

Balance Sheet

Table 12

(in millions of dollars, except for per share amounts)	As at December 31		Comments on change
Book values	**2006**	**2005**	
Cash and cash equivalents	125.9	341.1	Cash was invested in securities with terms exceeding 90 days to improve returns.
Investments	7,241.9	6,720.9	See below.
Premiums and other receivables	1,643.9	1,518.5	Premiums written are either billed to brokers or billed to policyholders directly. The increase is due to volume increases during Q4 06.
Reinsurers share of policy liabilities and unearned premiums	288.1	347.8	Lower amount of claims ceded to reinsurers in 2006.
Deferred acquisition costs	393.1	382.0	Increased revenues in Q4 06.
Income taxes receivable	54.1	55.7	No significant changes.
Other assets	302.9	274.2	Increase mostly related to pension plan related assets.
Future income tax asset	112.2	141.1	Lower future tax rates have reduced the value of tax assets.
Intangible assets & goodwill	215.2	145.2	Acquisitions of brokers during 2006 generated an increase in goodwill and intangible assets.
Total assets	**10,377.3**	**9,926.5**	
Payables and other liabilities	840.4	815.7	Generally due to timing and increased volume in Q4 06.
Unpaid claims and loss adjustment expenses	3,823.6	3,821.6	See below.
Unearned premiums	2,264.1	2,194.8	Due to increased volume in Q4 06.
Other liabilities	28.4	74.8	
Debt outstanding	-	127.0	Debt was fully repaid during Q3 06.
Total liabilities	**6,956.5**	**7,033.9**	
Shareholders' equity	3,420.8	2,892.6	Increase due primarily to net earnings less dividends paid.
Total liabilities and shareholders' equity	**10,377.3**	**9,926.5**	
Book value per share	**25.58**	**21.63**	

Cash and Investments

Table 13

(in millions of dollars, except as otherwise noted)	As at December 31, 2006			As at December 31, 2005		
	Book value (BV)	% of BV	Fair value	BV	% of BV	Fair value
Cash and cash equivalents	125.9	1.7%	125.9	341.1	4.8%	341.1
Short-term notes over 90 days	713.5	9.7%	713.5	440.4	6.2%	440.4
Fixed income securities	3,258.8	44.2%	3,281.6	3,520.8	49.9%	3,595.8
Commercial mortgages	57.2	0.8%	59.0	70.4	1.0%	73.1
Preferred shares	1,460.1	19.8%	1,517.1	1,257.3	17.8%	1,319.9
Common shares	1,580.7	21.5%	1,700.4	1,266.5	17.9%	1,430.4
Other investments:						
Loans to brokers	156.9	2.1%	156.9	151.4	2.2%	151.4
Equity investments	14.7	0.2%	14.7	14.2	0.2%	14.2
Total investments and cash	7,367.8	100.0%	7,569.1	7,062.1	100.0%	7,366.3
Unrealized gains		201.3			304.2	

The increase in total investments and cash results from cash provided by operating activities of $431.0 million less dividend payments, debt repayment and acquisitions of brokerages and equipment.

During the year, the Company transferred approximately $200.0 million from the fixed income portfolio to common and preferred share portfolios in accordance with changes in investment policy. Increases in loans to brokers and equity investments are related to expansion of the Company's distribution network.

The Company uses derivative financial instruments for hedging purposes and for the purpose of modifying the risk profile of the investment portfolio as long as the resulting exposures are within investment policy guidelines. Beginning in 2006, we broadened our investment strategy by expanding our equity portfolio, entering into total return swap transactions, investing in investment grade international bonds and using other derivatives to support the management of our fixed-income portfolio.

As at December 31, 2006, the weighted average rating of our fixed-income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's or Dominion Bond Rating Services). Approximately, $35.8 million of securities with a rating below investment grade were included in the fixed income and preferred share portfolios at December 31, 2006, compared to $16.1 million as at December 31, 2005.

Unpaid Claims and Loss Adjustment Expenses

Claims liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claims liabilities. Discount rates are consistent with those used at year-end 2005. The provisions for adverse deviation were also set on a basis consistent with those used at year-end 2005.

The following table summarizes the development of the claims liabilities for the ten most recent accident years with subsequent development estimated during the periods. The original reserve estimates are revaluated quarterly for redundancy or deficiency. This revaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claims liabilities for claims still open or claims still unreported.

Table 14

(in millions of dollars, except as otherwise noted)	Accident Year										
	Total	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996 & -**
Original reserve		1,118.8	1,117.7	973.2	838.6	729.0	655.5	587.0	548.1	557.2	1,121.2
Development during Q4	(24.3)	(10.0)	(2.9)	(3.2)	(6.0)	(4.3)	1.5	0.1	1.0	(0.8)	0.1
As a % of original reserve		(0.9)%	(0.3)%	(0.3)%	(0.7)%	(0.6)%	0.2%	0.0%	0.2%	(0.1)%	0.0%
Development during 2006	(169.9)	(57.9)	(50.5)	(19.6)	(14.4)	(13.5)	(2.8)	(3.6)	(1.5)	(4.6)	(1.5)
As a % of original reserve		(5.2)%	(4.5)%	(2.0)%	(1.7)%	(1.9)%	(0.4)%	(0.6)%	(0.3)%	(0.8)%	(0.1)%
Cumulative development	(546.9)	(57.9)	(191.1)	(174.6)	(18.3)	49.0	36.4	39.6	(8.4)	(128.4)	(93.2)
As a % of original reserve		(5.2)%	(17.1)%	(17.9)%	(2.2)%	6.7%	5.6%	6.7%	(1.5)%	(23.0)%	(8.3)%

In general, the Company has experienced favourable claims development for most accident years. In the years in which unfavourable claims development occurred, the overall P&C insurance industry had poor claims development due to unexpected changes in automobile claim patterns, particularly in Ontario.

Liquidity and Capital Resources

We continue to enjoy high liquidity and a strong capital base. Net cash provided by operating activities was $103.9 million in Q4 06 compared to $186.3 million in Q4 05 (YTD 06: $431.0 million; YTD 05: $637.4 million). No significant capital expenditures are currently planned other than ongoing software projects. We have an uncommitted revolving credit facility of $50.0 million with the Royal Bank of Canada, which was undrawn at December 31, 2006. Our outstanding debt of $127.0 million, owed to an affiliate, was repaid in August 2006.

The Company has sufficient capital resources to support its business activities and growth plans.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist mostly of management and advisory services provided by ING Groep and affiliated companies as well as reinsurance by an affiliated company. These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist of loans and commission expenses.

Note 5 to the accompanying interim consolidated financial statements (unaudited) provides additional information on related party transactions.

NON-GAAP MEASURES

The financial numbers used to determine the indicators below are determined in accordance with GAAP but the ratios are considered non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. Technical terms are defined below and in the glossary of terms found on the Investor Relations section of our web site at www.ingcanada.com.

Written insured risks: The number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance (excluding commercial auto insurance).

Direct written premiums: The total premiums from the primary insured in respect of insurance underwritten by an insurer during a specified period.

Net underwriting income: The difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and general expenses; a key profitability measure.

Average pre-tax yield: This yield is calculated using the investment income of the P&C companies for the period excluding primarily realized gains and losses divided by the average invested assets of the P&C companies calculated monthly including cash equivalents but excluding cash balances.

Claims ratio: Claims and claims expenses incurred, net of reinsurance, during a defined period and expressed as a percentage of net premiums earned for the same period.

Expense ratio: Underwriting expense including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net premiums earned for the same period. Components of the expense ratio – commissions, premium taxes and general expenses are individual ratios expressed as a percentage of net premiums earned.

Combined ratio: The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result.

Return on equity (ROE): Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP. We compare our ROE against that of the industry, when available, as reported by the Insurance Bureau of Canada.

Book value per share: Represents the shareholders' equity at the end of the year divided by the number of outstanding common shares at the same date.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the accuracy of analyst earnings estimates or the consensus figure based upon such estimates; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Interim consolidated financial statements (unaudited)

ING Canada Inc.
December 31, 2006

ING Canada Inc.

CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands of dollars)

As at December 31	**2006**	**2005**
Assets		
Cash and cash equivalents	$ 125,954	$ 341,138
Investments (note 2)	7,241,938	6,720,965
Accrued investment income	51,068	50,100
Premium and other receivables	1,643,933	1,518,511
Due from affiliated companies (note 5)	4,252	230
Reinsurers' share of unpaid claims and loss adjustment expenses (note 4)	270,369	330,519
Reinsurers' share of unearned premiums (note 4)	17,683	17,279
Deferred acquisition costs	393,137	381,992
Income taxes receivable	54,134	55,684
Other assets	203,176	182,119
Long-term investments	44,401	41,587
Future income tax assets	112,187	141,101
Intangible assets (note 7)	66,294	36,948
Goodwill (note 7)	148,743	108,362
	$ 10,377,269	$ 9,926,535
Liabilities		
Payables and other liabilities	$ 840,410	$ 815,674
Due to affiliated companies (note 5)	-	2,968
Income taxes payable	23,984	67,705
Unpaid claims and loss adjustment expenses (note 4)	3,823,539	3,821,609
Unearned premiums (note 4)	2,264,118	2,194,837
Unearned reinsurance commissions	4,463	4,129
Debt outstanding	-	127,000
	6,956,514	7,033,922
Shareholders' equity		
133,732,000 common shares and 1 Special Share	1,183,846	1,183,846
Contributed surplus	93,534	89,713
Retained earnings	2,143,375	1,619,054
	3,420,755	2,892,613
	$ 10,377,269	$ 9,926,535

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(in thousands of dollars except for per share amounts)

	Three months		Twelve months	
For the periods ended December 31	**2006**	**2005**	**2006**	**2005**
Direct premiums written	$ 963,638	$ 905,018	$ 3,990,419	$ 3,904,901
Net premiums written	$ 941,182	$ 875,355	$ 3,895,493	$ 3,754,937
Revenue				
Net premiums earned	$ 979,568	$ 961,318	$ 3,826,614	$ 3,840,176
Investment income	93,553	78,526	351,186	338,493
Net realized investment and other gains	15,313	67,164	193,532	223,471
Commissions and advisory fees	7,310	4,541	35,044	43,928
	1,095,744	1,111,549	4,406,376	4,446,068
Expenses				
Claims and loss adjustment expenses	629,315	539,293	2,261,169	2,161,755
Commissions (note 5)	154,892	158,140	612,331	646,344
Premium taxes	33,173	32,743	132,335	133,704
General expenses	109,189	110,077	443,225	405,349
	926,569	840,253	3,449,060	3,347,152
Interest	-	1,991	5,309	7,963
Income before income taxes	169,175	269,305	952,007	1,090,953
Income taxes (note 6)	59,799	72,423	293,954	309,170
Net income	$ 109,376	$ 196,882	$ 658,053	$ 781,783
Earnings per share, basic and diluted	$ 0.82	$ 1.47	$ 4.92	$ 5.85
Basic and diluted average number of common shares (in thousands)	133,732	133,732	133,732	133,546

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)

(in thousands of dollars)

	Three months		Twelve months	
For the periods ended December 31	**2006**	**2005**	**2006**	**2005**
Share capital				
Balance, beginning of period	$ 1,183,846	$ 1,183,846	$ 1,183,846	$ 1,052,290
Common shares issued	-	-	-	136,032
Share issuance costs, net of income taxes	-	-	-	(4,476)
Balance, end of period	1,183,846	1,183,846	1,183,846	1,183,846
Contributed surplus				
Balance, beginning of period	92,751	84,443	89,713	83,336
Stock-based compensation (note 9)	783	5,270	3,821	6,377
Balance, end of period	93,534	89,713	93,534	89,713
Retained earnings				
Balance, beginning of period	2,067,432	1,443,904	1,619,054	923,983
Net income	109,376	196,882	658,053	781,783
Dividends paid	(33,433)	(21,732)	(133,732)	(86,926)
Other	-	-	-	214
Balance, end of period	2,143,375	1,619,054	2,143,375	1,619,054
Total shareholders' equity	$ 3,420,755	$ 2,892,613	$ 3,420,755	$ 2,892,613

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands of dollars)

	Three months		Twelve months	
For the periods ended December 31	**2006**	**2005**	**2006**	**2005**
Operating activities				
Net income	$ 109,376	$ 196,882	$ 658,053	$ 781,783
Adjustments to determine cash provided by operating activities:				
Unearned premiums and unpaid claims and loss adjustment expenses, net	(5,083)	(132,177)	130,957	(129,910)
Net realized investment and other gains	(15,313)	(67,164)	(193,532)	(223,471)
Deferred acquisition costs, net	6,595	7,268	(10,811)	(669)
Future income taxes	(27,901)	(8,191)	19,869	9,572
Amortization	674	11,774	8,577	38,249
Decrease in loan provision	(603)	(1,160)	(457)	(5,660)
Other	579	5,602	1,455	4,659
Changes in other operating assets and liabilities	35,646	173,435	(183,173)	162,893
Cash provided by operating activities	103,970	186,269	430,938	637,446
Investing activities				
Proceeds from sale of investments	2,589,510	4,057,452	16,581,242	12,509,278
Purchase of investments	(2,536,757)	(4,304,772)	(16,891,010)	(12,740,836)
Purchase of brokerages and books of business, net	(15,475)	(726)	(65,152)	(13,117)
Proceeds from sale and leaseback of properties	-	-	29,977	-
Purchase of property and equipment and other	5,333	(19,966)	(40,447)	(47,180)
Cash provided by (used in) investing activities	42,611	(268,012)	(385,390)	(291,855)
Financing activities				
Dividends paid	(33,433)	(21,732)	(133,732)	(86,926)
Proceeds from capital issuance	-	-	-	136,032
Debt repayment	-	-	(127,000)	(129,230)
Share issuance costs	-	-	-	(6,802)
Cash used in financing activities	(33,433)	(21,732)	(260,732)	(86,926)
Net increase (decrease) in cash and cash equivalents	113,148	(103,475)	(215,184)	258,665
Cash and cash equivalents, beginning of period	12,806	444,613	341,138	82,473
Cash and cash equivalents, end of period	$ 125,954	$ 341,138	$ 125,954	$ 341,138
Supplemental cash flow information:				
Income taxes paid	$ 70,701	$ 68,336	$ 316,369	$ 385,956
Interest paid on debt outstanding	-	-	7,963	7,963

See accompanying notes to interim consolidated financial statements

1. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Accounting policy for derivative financial instruments

Derivative financial instruments are used for risk management (non-trading) purposes and for trading purposes. Currency swaps and forwards, and certain total return swaps are held for non-trading purposes to mitigate foreign exchange and market risks. Interest rate futures, options and swaps and certain total return swaps are held for trading purposes.

The Company applies hedge accounting, for certain new hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline AcG–13 "Hedging Relationship" are met.

For derivative financial instruments held for non-trading purposes where hedge accounting is applied, the accounting policy is as follows:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

(iii) Currency swaps used to manage exchange risk related to certain investments in U.S. dollars are accounted for using hedge accounting. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

For derivative financial instruments held for non-trading purposes where hedge accounting is not applied and for derivative financial instruments held for trading purposes, the instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

(in thousands of dollars)

1. Basis of presentation (continued)

Use of estimates

The preparation of interim financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these interim consolidated financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

2. Investments

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1	2006			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 713,475	$ 713,475	$ -	$ -
Fixed income securities				
Investment grade				
Government and government-guaranteed	1,953,220	1,964,995	15,837	4,062
Corporate	993,104	1,004,933	13,812	1,983
Asset-backed	309,054	309,190	990	854
Below investment grade	3,390	2,517	-	873
Total fixed income securities	3,258,768	3,281,635	30,639	7,772
Mortgage loans	57,218	58,956	1,738	-
Preferred shares				
Investment grade	1,427,654	1,483,127	64,671	9,198
Below investment grade	32,454	34,005	2,996	1,445
Total preferred shares	1,460,108	1,517,132	67,667	10,643
Common shares	1,580,740	1,700,438	170,629	50,931
Other investments	171,629	171,629	-	-
	$ 7,241,938	$ 7,443,265	$ 270,673	$ 69,346

(in thousands of dollars)

2. Investments (continued)

Table 2.2	2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 440,435	$ 440,435	$ -	$ -
Fixed income securities				
Investment grade				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade	3,983	2,950	-	1,033
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	-
Preferred shares				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares	1,266,550	1,430,440	183,641	19,751
Other investments	165,603	165,603	-	-
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

Fixed income securities include private placements. The book value of the private placements was $92,194 at December 31, 2006 (2005 - $31,618) and their fair value was $92,818 at December 31, 2006 (2005 - $30,081).

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active portfolio management. Long and short positions are accounted for at cost. Long positions are included in investments. Short positions are presented as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	2006		2005	
	Book value	Fair value	Book value	Fair value
Long positions	$ 55,254	$ 62,332	$ 30,401	$ 34,180
Short positions	57,093	62,289	30,233	34,220

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At December 31, 2006, the book value of the collateral was $60,878 (2005 - $32,041).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment losses recorded for the three and twelve month periods ended December 31, 2006 were $6,980 and $20,437, respectively ($4,359 and $10,470, respectively, in 2005).

(in thousands of dollars)

3. Derivative financial instruments

Table 3.1 summarizes the fair value of the derivative financial instruments used by the Company. Positive fair values are recorded as other assets and negative fair values are recorded as other liabilities.

Table 3.1	2006			2005		
	Positive fair value	Negative fair value	Net	Positive fair value	Negative fair value	Net
Held for non-trading purposes						
Where hedge accounting is applied						
Currency swaps	$ -	$ 824	$ (824)	$ -	$ -	$ -
Where hedge accounting is not applied						
Foreign exchange contracts						
Currency forwards purchased	11	-	11	-	18	(18)
Currency forwards sold	-	33	(33)	86	-	86
Currency swaps	1,057	-	1,057	3,003	-	3,003
Total return swaps	-	2,964	(2,964)	-	-	-
Held for trading purposes						
Interest rate contracts						
Options purchased	284	-	284	-	-	-
Options written	-	69	(69)	-	-	-
Swaps	116	456	(340)	-	-	-
Total return swaps	117	-	117	-	-	-
	$ 1,585	$ 4,346	$ (2,761)	$ 3,089	$ 18	$ 3,071

Tables 3.2 and 3.3 summarize the notional amount of the derivative financial instruments used by the Company by term of maturity.

Table 3.2	2006			
	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes				
Where hedge accounting is applied				
Currency swaps	$ -	$ -	$ 51,391	$ 51,391
Where hedge accounting is not applied				
Foreign exchange contracts				
Currency forwards purchased	8,837	-	-	8,837
Currency forwards sold	25,348	-	-	25,348
Currency swaps	-	1,289	3,771	5,060
Total return swaps	422,936	-	-	422,936
Held for trading purposes				
Interest rate contracts				
Options purchased	442,280	-	-	442,280
Options written	360,081	-	-	360,081
Swaps	58,295	159,500	-	217,795
Futures bought	43,517	-	-	43,517
Futures sold	219,087	-	-	219,087
Total return swaps	23,318	60,044	-	83,362
	$ 1,603,699	$ 220,833	$ 55,162	$ 1,879,694

(in thousands of dollars)

3. Derivative financial instruments (continued)

Table 3.3

	2005			
	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes				
Where hedge accounting is applied				
Currency swaps	$ -	$ -	$ -	$ -
Where hedge accounting is not applied				
Foreign exchange contracts				
Currency forwards purchased	5,922	-	-	5,922
Currency forwards sold	28,605	-	-	28,605
Currency swaps	4,320	1,718	8,504	14,542
Total return swaps	-	-	-	-
Held for trading purposes				
Interest rate contracts				
Options purchased	-	-	-	-
Options written	-	-	-	-
Swaps	-	-	-	-
Futures bought	-	-	-	-
Futures sold	-	-	-	-
Total return swaps	-	-	-	-
	$ 38,847	$ 1,718	$ 8,504	$ 49,069

4. Policy liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred. Table 4.1 presents the unpaid claims and loss adjustment expenses.

Table 4.1

	2006		2005	
	Direct	Ceded	Direct	Ceded
Unpaid claims and loss adjustment expenses				
Auto: liability	$ 1,638,439	$ 29,579	$ 1,754,126	$ 42,401
Auto: personal accident	703,729	21,334	717,743	29,557
Auto: other	107,669	208	86,594	1,124
Property	582,583	87,710	504,521	136,948
Liability	786,325	130,344	754,257	119,636
Other	4,794	1,194	4,368	853
	$ 3,823,539	$ 270,369	$ 3,821,609	$ 330,519

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

(in thousands of dollars)

4. Policy liabilities (continued)

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Table 4.2 presents the unearned premiums.

Table 4.2	2006		2005	
	Direct	Ceded	Direct	Ceded
Unearned premiums				
Auto: liability	$ 597,583	$ 713	$ 572,700	$ 647
Auto: personal accident	194,266	59	186,665	60
Auto: other	538,738	35	520,354	7
Property	757,825	3,631	730,386	3,680
Liability	152,861	3,024	158,876	3,238
Other	22,845	10,221	25,856	9,647
	$ 2,264,118	$ 17,683	$ 2,194,837	$ 17,279

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount.

There was no premium deficiency at the consolidated balance sheet dates.

5. Related party transactions

The Company enters into transactions with the controlling shareholder, ING Groep, and with entities which are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fees income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received, as established and agreed to by the related parties and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to entities that are subject to common control or management on the interim consolidated statements of income.

Table 5.1	Three months		Twelve months	
For the periods ended December 31	**2006**	**2005**	**2006**	**2005**
Ceded premiums earned	$ 4,539	$ 11,777	$ 17,654	$ 48,707
Ceded claims and loss adjustment expenses	475	8,803	7,384	80,641
Loss (income) before income taxes	$ 4,064	$ 2,974	$ 10,270	$ (31,934)

(in thousands of dollars)

5. Related party transactions (continued)

Table 5.2 summarizes the other types of transactions with entities that are subject to common control or management.

Table 5.2	Three months		Twelve months	
For the periods ended December 31	2006	2005	2006	2005
Advisory fees income	$ 89	$ 171	$ 629	$ 5,992
Management and advisory expenses	3,388	4,608	16,557	17,885
Interest expense	-	1,991	5,309	7,963

Table 5.3 summarizes the Company's balances with entities that are subject to common control or management.

Table 5.3	2006	2005
Reinsurance receivable	$ (4,252)	$ (230)
Interest and other payables	-	2,968
	$ (4,252)	$ 2,738

The Company enters into transactions with investees presented as long-term investments. Significant balances and transactions with these investees consist of loans, which are classified as investments, of $62,985 as at December 31, 2006 (2005 - $63,386) and commission expense of $8,100 and $31,594 for the three and twelve month periods ended December 31, 2006, respectively ($7,285 and $27,860, respectively, in 2005).

6. Income taxes

Table 6.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes:

Table 6.1	Three months		Twelve months	
For the periods ended December 31	2006 %	2005 %	2006 %	2005 %
Income tax expense calculated at statutory tax rates	34.3	34.5	34.5	34.5
Increase (decrease) in income tax rates resulting from:				
Non-taxable dividend income	(6.3)	(4.5)	(4.3)	(3.6)
Non-deductible expenses	0.2	0.4	0.3	0.4
Tax asset recovery not previously recorded	-	(0.4)	-	(1.2)
Non-taxable portion of capital gains	1.0	(0.6)	(0.2)	(1.1)
Impact of tax rate changes	3.4	(0.8)	0.7	(0.2)
Other (net)	2.8	(1.7)	(0.1)	(0.5)
Effective income tax rate	35.4	26.9	30.9	28.3

The consolidated statements of income contains items that are non-taxable or non-deductible for income tax purposes, which cause the income tax expense to differ from what it would have been if based on statutory tax rates.

(in thousands of dollars)

7. Acquisitions and divestitures

Acquisitions of businesses are accounted for using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill.

On April 1, 2006 and October 31, 2006, respectively, the Company acquired 100% of the outstanding shares of Grey Power Insurance Brokers Inc. (GPIB) and West & Associates Insurance Group Ltd. (West). These enterprises operate in the corporate and distribution segment.

The Company's subsidiaries, by way of share or asset purchases, acquired or increased the ownership in certain investees and disposed of certain other businesses.

The results of the acquired companies since their respective acquisition date are included in the Company's interim consolidated statements of income.

The allocation of the purchase price was established as follows:

Table 7.1	GPIB	West	Other	Total 2006	2005
Goodwill	$ 20,288	$ 8,378	$ 11,715	$ 40,381	$ 11,775
Intangible assets	18,320	3,981	13,073	35,374	3,858
Future income taxes	(6,007)	(1,279)	(1,759)	(9,045)	(1,285)
Net tangible assets (liabilities)	85	(923)	(720)	(1,558)	298
Net cash consideration paid	$ 32,686	$ 10,157	$ 22,309	$ 65,152	$ 14,646

The goodwill acquired is non deductible for tax purposes.

8. Employee future benefits

The Company recorded defined benefit pension income of $417 and $238 for the three and twelve month periods ended December 31, 2006, respectively ($1,175 and $3,234, respectively, in 2005). For the defined contribution plans, the expense and the employer contributions were $397 and $1,600 for the three and twelve month periods ended December 31, 2006, respectively ($722 and $2,202, respectively, in 2005).

For other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees, the Company recorded an expense of $178 and $711 for the three and twelve month periods ended December 31, 2006, respectively ($9 and $658, respectively, in 2005).

(in thousands of dollars)

9. Stock-based compensation

A long-term incentive plan (LTIP) was implemented for certain employees commencing in 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The actual award varies based on a performance target by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares restricted for transfer. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. As at December 31, 2006, the estimate is 181,574 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the payout, the Company intends to purchase common shares in the market in an amount equal to the number of vested units.

Since July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The common shares are bought on the market by an independent broker each month and are held by a custodian on behalf of the employees. The common shares bought with the Company's contributions vest upon continued employment for a period of twelve months. During the year, 68,405 common shares were purchased by the independent broker on behalf of the employees under the ESPP. From those shares, 22,892 are unvested on December 31, 2006.

The amount charged to compensation expense for these plans was $1,108 and $4,146 for the three and twelve month periods ended December 31, 2006, respectively ($5,288 and $6,447, respectively, in 2005). The expense for the LTIP is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target. The Company's contributions under the ESPP are accrued when payable and are expensed over the vesting period of the unvested common shares.

10. Segmented information

The Company's core business activity is P&C insurance. P&C insurance segment includes two lines of business: personal lines and commercial lines. Classes in personal lines include automobile and property. Classes in commercial lines encompass primarily property, liability and automobile. The investment income consists of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Corporate and distribution segment includes the results of the Company's broker operations and long-term investments, non P&C investment income, intercompany eliminations consisting primarily of commissions and general expenses with the Company's P&C operations, as well as non-recurring items, such as acquisitions, whose effects are not allocated to any other segment.

(in thousands of dollars)

10. Segmented information (continued)

Table 10.1 presents figures per segment.

Table 10.1	Three months		Twelve months	
For the periods ended December 31	2006	2005	2006	2005
Revenue				
Net premiums earned				
Personal insurance	$ 699,052	$ 670,909	$ 2,696,709	$ 2,680,698
Commercial insurance	280,516	290,409	1,129,905	1,159,478
Investment income	81,403	73,961	314,111	323,255
Total P&C insurance	1,060,971	1,035,279	4,140,725	4,163,431
Realized investment and other gains	15,313	67,164	193,532	223,471
Corporate and distribution	19,460	9,106	72,119	59,166
Total revenue	$ 1,095,744	$ 1,111,549	$ 4,406,376	$ 4,446,068
Income before income taxes				
Underwriting income				
Personal insurance	$ 42,163	$ 113,289	$ 242,155	$ 382,120
Commercial insurance	20,155	12,962	161,678	155,592
Investment income	77,632	68,340	294,806	300,732
Total P&C insurance	139,950	194,591	698,639	838,444
Realized investment and other gains	15,313	67,164	193,532	223,471
Corporate and distribution	13,912	7,550	59,836	29,038
Total income before income taxes	$ 169,175	$ 269,305	$ 952,007	$ 1,090,953

	As at	
	December 31, 2006	December 31, 2005
Assets		
P&C insurance [(a)]	$ 9,265,754	$ 9,066,267
Corporate and distribution [(b)]	1,111,515	860,268
Total assets	$ 10,377,269	$ 9,926,535

	For the three months ended December 31, 2006	For the twelve months ended December 31, 2006	For the year ended December 31, 2005
Increase of goodwill			
P&C insurance	$ -	$ -	$ -
Corporate and distribution	10,271	40,381	17,246
Total increase of goodwill	$ 10,271	$ 40,381	$ 17,246

(a) Includes goodwill of $74,411 at December 31, 2006 and at December 31, 2005
(b) Includes goodwill of $74,332 at December 31, 2006 ($33,951 at December 31, 2005)

11. Comparative figures

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

12. Subsequent event

On February 13, 2007, the Board of Directors approved a plan to repurchase for cancellation up to $500,000 of the Company's common shares. The repurchase will be through a substantial issuer bid, by way of a modified Dutch Auction. ING Groep, the Company's majority shareholder, has informed the Company of its intent to submit common shares sufficient to maintain its holding at 70%.

ING

NEWS RELEASE

Toronto, ON – February 15, 2007

ING CANADA TO REPURCHASE UP TO C$500 MILLION OF ITS COMMON SHARES THROUGH A SUBSTANTIAL ISSUER BID

ING Canada (TSX: IIC) today announced that it intends to offer to repurchase for cancellation up to C$500 million of its common shares through a substantial issuer bid. ING Groep, ING Canada's majority shareholder, has advised ING Canada that it intends to tender a sufficient number of shares to maintain its ownership at the current 70% level.

A circular containing the full details of the issuer bid and procedures for tendering shares will be filed with the appropriate Canadian securities regulators and mailed to shareholders during the week of February 19, 2007. The price range will be determined by ING Canada and announced prior to the mailing.

"Since our December 2004 initial public offering, our capital structure has improved significantly with the repayment of all our outstanding debt and the generation of a substantial capital surplus", said Claude Dussault, President and CEO of ING Canada. "After the completion of our bid, ING Canada will continue to have the required financial resources to pursue its growth strategy."

Shareholders wishing to accept the proposed bid will have the opportunity to tender, pursuant to a Dutch auction process, the number of shares they wish at a price they select within a range to be determined by ING Canada. Alternately, they may make a proportionate tender that will allow them to maintain their current proportionate share ownership following the completion of the bid.

The purchase price payable by ING Canada for shares purchased will be the lowest price within the range that ING Canada will determine that will allow it to purchase shares up to the auction limit determined in accordance with the terms of the bid.

About ING Canada
ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Notice to Readers:
This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell common shares of ING Canada. The solicitation and the offer to buy ING Canada common shares will only be made pursuant to a separate offer to purchase and offering circular which ING Canada will file with Canadian securities regulatory authorities.

This press release may contain statements that constitute forward-looking information or statements ("forward-looking statements"), that include, but are not limited to, statements respecting: ING Canada Inc. (the "Company") continuing to have sufficient financial resources and working capital to carry on its business and operations; the offer not being expected to preclude the Company from pursuing the growth of its business and operations or other foreseeable opportunities. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon such forward-looking statements, which speak only as of the date they are made. The words "anticipate", "believe", "estimate", and "expect" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events or the Company's actual results or performance to differ from the projected events, results or performance contained in such forward-looking statements and include, but are not limited to, the following: the Company's ability to implement its strategy or operate its business as the Company currently expects; the Company's ability to accurately assess the risks associated with the insurance policies that the Company writes; adverse capital market developments or other factors which may affect its investments; the cyclical nature of the property and casualty ("P&C") insurance industry; the Company's ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; the Company's reliance on brokers and third parties to sell its products; the Company's ability to successfully pursue its acquisition strategy; the substantial influence of ING Groep N.V.; the Company's participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; the Company's ability to maintain its financial strength ratings; the Company's ability to alleviate risk through reinsurance; the Company's ability to successfully manage credit risk (including credit risk related to the financial health of reinsurers); the Company's reliance on information technology and telecommunications systems; the Company's dependence on key employees; general economic, financial and political conditions; the Company's dependence on the results of operations of its subsidiaries; the volatility of the stock market and other factors affecting the Company's share price; there is no assurance that the Offer conditions will be satisfied; the extent to which shareholders determine to tender their Shares to any offer; and other factors discussed in the Company's filings with applicable Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company has no intention and accepts no responsibility to update or revise any forward looking information contained in this press release except as required by law.

Media enquiries:
Bryan Seaton – Manager, External Communications
416 341-1464 ext. 43142
bryan.seaton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations
416 941-5181
brian.lynch@ingcanada.com

82-35053

ING

NEWS RELEASE

Toronto, ON - February 16, 2007

ING CANADA DETERMINES PRICE RANGE FOR ITS C$500 MILLION ISSUER BID

ING Canada (TSX: IIC) today announced that the price range under the terms of its previously announced issuer bid will be not less than C$51.00 and not more than C$59.00 per share.

Shareholders wishing to accept the proposed bid will have the opportunity to tender, pursuant to a Dutch auction process, the number of shares they wish at a price they select within that range. Alternately, they may make a proportionate tender that will allow them to maintain their current proportionate share ownership following the completion of the bid.

ING Groep, ING Canada's majority shareholder, has advised ING Canada that it intends to make a proportionate tender to maintain its ownership at the current 70% level.

The purchase price payable by ING Canada for shares purchased will be the lowest price within the range that will allow it to purchase shares up to the auction limit determined in accordance with the terms of the bid.

A circular containing the full details of the issuer bid and procedures for tendering shares will be filed with the appropriate Canadian securities regulators and mailed to shareholders on February 19, 2007. The issuer bid will be open for acceptance until 5:00 p.m. (Toronto time) on March 27, 2007, unless extended or withdrawn by ING Canada.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Notice to Readers:

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell common shares of ING Canada. The solicitation and the offer to buy ING Canada common shares will only be made pursuant to a separate offer to purchase and offering circular which ING Canada will file with Canadian securities regulatory authorities.

Media enquiries: Bryan Seaton – Manager, External Communications
416 341-1464 ext. 43142
bryan.seaton@ingcanada.com

Investor enquiries: Brian Lynch – Director, Investor Relations
416 941-5181
brian.lynch@ingcanada.com

82-35053

LETTER OF ACCEPTANCE AND TRANSMITTAL

in respect of the Offer dated February 16, 2007
by ING Canada Inc.
to purchase for cash at a purchase price of
not less than C$51 and not more than C$59 per Common Share
Common Shares having an aggregate purchase price not exceeding C$500,000,000

THE OFFER EXPIRES AT 5:00 P.M. (TORONTO TIME) ON MARCH 27, 2007, UNLESS EXTENDED OR WITHDRAWN

This Letter of Acceptance and Transmittal relates to an Offer dated February 16, 2007 by ING Canada Inc. to purchase, on the terms and subject to the conditions contained in the Offer to Purchase, that number of Shares of the Company validly tendered pursuant to the Offer having an aggregate purchase price not exceeding C$500,000,000.

The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Acceptance and Transmittal. **The term "shareholder" as used in this Letter of Acceptance and Transmittal means the beneficial owner of Shares.** All other capitalized terms used in this Letter of Acceptance and Transmittal have the meanings given to them in the Offer to Purchase and Offering Circular dated February 16, 2007.

To: **ING Canada Inc.**
And To: **Computershare Investor Services Inc., as depositary**

Acceptance of the Offer

The Company has issued the Shares under the CDSX book entry system administered by CDS. Accordingly, a nominee of CDS is the sole registered holder of the outstanding Shares and beneficial ownership of the outstanding Shares is evidenced through book entry credits to securities accounts of CDS Participants (eg, banks, trust companies and securities dealers), who act as agents on behalf of shareholders who are their customers, rather than by physical share certificates.

Shareholders wishing to accept the Offer will be required to comply with the book entry delivery procedures established by CDS. In accordance with these procedures and for purposes of the Offer, the Depositary will establish an account with respect to the Shares at CDS. Any CDS Participant may make book entry delivery of Shares (on behalf of a shareholder wishing to accept the Offer) by causing CDS to credit such Shares to the Depositary's account by book entry prior to the Expiry Time in accordance with the procedures of CDS. Compliance with the procedures of CDS will be evidenced by the Depositary's receipt of a Book Entry Confirmation. **Shareholders who wish to tender Shares to the Offer should contact their nominees for assistance.**

The Company understands that the CDS Participants will provide the relevant documentation to shareholders. Shareholders who wish to tender Shares to the Offer may do so by making Auction Tenders or Proportionate Tenders. See Schedule 1 of this Letter of Acceptance and Transmittal where the Company has reproduced the form of tendering instructions which it understands CDS will provide to CDS Participants. **In order to tender Shares to the Offer, shareholders must complete the documentation and follow the instructions to be provided by CDS and CDS Participants.**

Shareholders who wish to accept the Offer may do so in one of two ways: (a) by making an Auction Tender or (b) by making a Proportionate Tender.

Auction Tender

A shareholder who wishes to make an Auction Tender will be required to specify, among other things, the number of Shares that it wishes to sell and the price per Share (not less than C$51 and not more than C$59 and in increments of C$0.20 within that range) at which it is prepared to sell those Shares. A shareholder may make multiple Auction Tenders but not in respect of the same Shares (ie, shareholders may tender different Shares at different prices but cannot tender the same Shares at different prices). Shareholders who make an Auction Tender may not make a Proportionate Tender.

Odd Lot Holders making an Auction Tender will be required to tender all Shares owned by them and will be required to select a single price per Share at which they are prepared to sell such Shares.

Proportionate Tender

A shareholder who wishes to make a Proportionate Tender may not specify an Auction Price and will be required to state the aggregate number of Shares beneficially owned by the shareholder. A shareholder who makes a Proportionate Tender will also be deemed to have authorized the Company to purchase at the Purchase Price that number of Shares that will result in the shareholder maintaining its proportionate Share ownership following completion of the Offer. Shareholders who make a Proportionate Tender may not make an Auction Tender.

Representations, Warranties and Agreement

Each shareholder who tenders Shares to the Offer (a "tendering shareholder") will be deemed to have:

(a) represented and warranted to the Company and the Depositary that:

(1) the tendering shareholder has full power and authority to tender and to sell, assign and transfer the Shares being tendered;

(2) the tendering shareholder owns the Shares being tendered free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of the Shares being tendered to any other person;

(3) if and when the Shares being tendered are taken up by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever; and

(4) unless otherwise indicated in Box E of Schedule 1 attached to this Letter of Acceptance and Transmittal, the tendering shareholder is not a non-resident of Canada for purposes of the Tax Act;

(b) accepted and agreed to the terms and conditions of the Offer as set forth in the Offer to Purchase; and

(c) agreed with the Company that any contract evidenced by or relating to the Offer shall be drawn exclusively in the English language (chaque actionnaire qui dépose des actions en réponse à l'offre est réputé avoir accepté que tout contrat attesté par l'offre, de même que tout contrat qui s'y rapporte, soient rédigés exclusivement en langue anglaise).

Subject to the acceptance for purchase by the Company of the Shares tendered to the Offer in accordance with the terms of the Offer to Purchase and upon receipt by the Depositary (as the tendering shareholder's agent) of the Purchase Price for such Shares, each tendering shareholder will be deemed to have sold, assigned and transferred to the Company all right, title and interest in and to all the Shares being tendered and in and to all rights, benefits and claims in respect thereof.

Important Tax Information for U.S. Holders

In order to avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a U.S. Holder (as defined in section 15 of the Offering Circular, "Certain United States Federal Income Tax

Considerations") tendering Shares must, unless an exemption applies, provide the Depositary with such holder's U.S. taxpayer identification number ("TIN"), certify under penalties of perjury that such TIN is correct, and provide certain other certifications by completing the Substitute Form W-9 included in this Letter of Acceptance and Transmittal as Schedule 2. If a U.S. Holder does not timely provide such holder's correct TIN or fails to provide the required certifications, the Internal Revenue Service ("IRS") may impose a penalty of US$50 on such holder and payment to such holder pursuant to the Offer may be subject to backup withholding currently at a rate of 28%. All U.S. Holders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary).

Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Holder upon filing a U.S. federal income tax return.

A tendering U.S. holder is required to give the Depositary the TIN (i.e., social security number or federal employer identification number) of the record holder of the Shares. If the Shares are held in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

Certain U.S. Holders (including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Holders should indicate their exempt status on the Substitute Form W-9. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

U.S. Holders should consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

SCHEDULE 1 — TENDERING INSTRUCTIONS

BOX A
TYPE OF TENDER

CHECK ONLY *ONE* BOX. IF MORE THAT ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF SHARES.

SHARES BEING TENDERED HEREBY PURSUANT TO:

☐ An Auction Tender (Complete Box B or C)

☐ A Proportionate Tender (Complete Box D)

BOX B
AUCTION TENDER
SHAREHOLDERS

This box **MUST** be completed if Shares are being tendered pursuant to an Auction Tender.

Number of Shares tendered:

____

PRICE PER SHARE AT WHICH SHARES ARE BEING TENDERED

Check Only One Box. If more than one box is checked, there is no valid tender of Shares. Shareholders (other than Odd Lot Holders) may make multiple Auction Tenders but not in respect of the same Shares. If a shareholder wishes to tender different Shares at different prices, a separate tender instruction **MUST** be submitted for each such tender.

☐ **C$51.00**	☐ **C$53.80**	☐ **C$56.60**
☐ **C$51.20**	☐ **C$54.00**	☐ **C$56.80**
☐ **C$51.40**	☐ **C$54.20**	☐ **C$57.00**
☐ **C$51.60**	☐ **C$54.40**	☐ **C$57.20**
☐ **C$51.80**	☐ **C$54.60**	☐ **C$57.40**
☐ **C$52.00**	☐ **C$54.80**	☐ **C$57.60**
☐ **C$52.20**	☐ **C$55.00**	☐ **C$57.80**
☐ **C$52.40**	☐ **C$55.20**	☐ **C$58.00**
☐ **C$52.60**	☐ **C$55.40**	☐ **C$58.20**
☐ **C$52.80**	☐ **C$55.60**	☐ **C$58.40**
☐ **C$53.00**	☐ **C$55.80**	☐ **C$58.60**
☐ **C$53.20**	☐ **C$56.00**	☐ **C$58.80**
☐ **C$53.40**	☐ **C$56.20**	☐ **C$59.00**
☐ **C$53.60**	☐ **C$56.40**	

BOX C
AUCTION TENDERS
ODD LOT HOLDERS

This box **MUST** be completed if Shares are being tendered by an Odd Lot Holder pursuant to an Auction Tender.

Number of Shares owned:

____

PRICE PER SHARE AT WHICH SHARES ARE BEING TENDERED

Check Only One Box. If more than one box is checked, there is no valid tender of Shares. Odd Lot Holders are required to tender **ALL** Shares owned by them and to select a single Auction Price.

☐ **C$51.00**	☐ **C$53.80**	☐ **C$56.60**
☐ **C$51.20**	☐ **C$54.00**	☐ **C$56.80**
☐ **C$51.40**	☐ **C$54.20**	☐ **C$57.00**
☐ **C$51.60**	☐ **C$54.40**	☐ **C$57.20**
☐ **C$51.80**	☐ **C$54.60**	☐ **C$57.40**
☐ **C$52.00**	☐ **C$54.80**	☐ **C$57.60**
☐ **C$52.20**	☐ **C$55.00**	☐ **C$57.80**
☐ **C$52.40**	☐ **C$55.20**	☐ **C$58.00**
☐ **C$52.60**	☐ **C$55.40**	☐ **C$58.20**
☐ **C$52.80**	☐ **C$55.60**	☐ **C$58.40**
☐ **C$53.00**	☐ **C$55.80**	☐ **C$58.60**
☐ **C$53.20**	☐ **C$56.00**	☐ **C$58.80**
☐ **C$53.40**	☐ **C$56.20**	☐ **C$59.00**
☐ **C$53.60**	☐ **C$56.40**	

BOX D
PROPORTIONATE TENDER

This box **MUST** be completed if Shares are being tendered pursuant to a Proportionate Tender.

Total Number of Shares beneficially owned:

____

BOX E
NON-RESIDENTS

Indicate below the country of residence of the beneficial shareholder if other than Canada:

____

SCHEDULE 2 — SUBSTITUTE FORM W-9

TO BE COMPLETED BY TENDERING SHAREHOLDERS THAT ARE U.S. PERSONS (INCLUDING U.S. RESIDENT ALIENS)

(See "Guidelines for Certification of TIN on Substitute Form W-9" below)

SUBSTITUE Form **W-9** **Department of the Treasury** **Internal Revenue Service**	Please fill out your name and address below: Name: ________ Address: ________ (Number and street): ________ ________ City, State and Zip Code: ________ ________	
Payer's Request for Taxpayer Identification Number (TIN)	**Part 1** — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	________ Social Insurance Number **OR** ________ Employee Identification Number
	Part 2 — CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.	**Part 3 —** Awaiting TIN ☐ Exempt ☐

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2). If you are exempt from backup withholding, check the applicable box in Part 3.

The Internal Revenue Service does not require your consent to any provision of this document other than certifications required to avoid back-up withholding.

SIGNATURE ________ DATE ________

NAME (Please Print) ________

ADDRESS (Number and street) ________

____

(City, State and Zip Code)

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

TENDERING SHAREHOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY CHECKED THE APPLICABLE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payor by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 calendar days, such retained amounts shall be remitted to the IRS as backup withholding.

Signature	Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. Social Security numbers have nine digits separated by two hyphens, i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY number of
1. **An individual's account**	The individual
2. **Two or more individuals (joint account)**	The actual owner of the account or, if combined funds, any one of the individuals(1)
3. **Custodian account of a minor (Uniform Gift to Minors Act)**	The minor(2)
4.	
a. **The usual revocable savings trust account (grantor is also trustee)**	The grantor-trustee(1)
b. **So-called trust account that is not a legal or valid trust under State law**	The actual owner(1)
5. **Sole proprietorship account**	The owner(3)

For this type of account:	Give the SOCIAL SECURITY OF EMPLOYER IDENTIFICATION number of
6. **Sole proprietorship or single-owner LLC**	The owner(3)
7. **A valid trust, estate, or pension trust**	The legal entity (Do not furnish the identifying number or the personal representative or trustee unless the legal entity itself is not designated in the account title)(4)
8. **Corporate or LLC electing corporate status on Form 8832**	The corporation
9. **Association, club, religious, charitable, educational or other tax-exempt organization**	The organization
10. **Partnership account held in the name of the business**	The partnership
11. **A broker or registered nominee**	The broker or nominee
12. **Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or person) that receives agricultural program payments**	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's Social Security number.

(3) You must show your individual name and you may also enter your business or "DBA" name on the second line. You may use either your Social Security number or Employee Identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your Social Security number.

(4) List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtain a Number

If you don't have a taxpayer identification number, obtain Form SS-5, Application for a Social Security Number Card at the local office of the Social Security Administration, or Form SS-4, Application for Employer Identification Number, at the local office of the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding

The following is a list of payees exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Only payees described in items (2) through (6) are exempt from backup withholding for barter exchange transactions and patronage dividends. Payments over $600 required to be reported and direct sales over $5,000 under 6041 and 6041A for recipients 1 through 7 are generally exempt. However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health payments, attorneys' fees; and payments for services paid by a federal executive agency.

(1) A corporation.

(2) An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

(3) The United States or any of its agencies or instrumentalities.

(4) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(5) A foreign government or any of its political subdivisions, agencies, or instrumentalities.

(6) An international organization or any of its agencies or instrumentalities.

(7) A foreign central bank of issue.

(8) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(9) A futures commission merchant registered with the Commodity Futures Trading Commission.

(10) A real estate investment trust.

(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12) A common trust fund operated by a bank under section 584(a).

(13) A financial institution.

(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List

(15) A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

- Payments to nonresident aliens subject to withholding under section 1441.
- Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.
- Payments of patronage dividends not paid in money.
- Payments made by certain foreign organizations.
- Section 404(k) distributions made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals. **Note:** You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
- Payments of tax-exempt interest (including exempt-interest dividends under section 852).
- Payments described in section 6049(b)(5) to non-resident aliens.
- Payments on tax-free covenant bonds under section 1451.
- Payments made by certain foreign organizations.
- Mortgage or student loan interest paid.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding.

FILE SUBSTITUTE FORM W-9 WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A, and 6050N, and their regulations.

Privacy Act Notice. — Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payee. Certain penalties may also apply.

Penalties

(1) **Penalty for Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information with Respect to Withholding.** — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) **Criminal Penalty for Falsifying Information.** — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) **Misuse of TINs.** — If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

82-35053

Report pursuant to section 189.1.1 of the *Securities Regulation* under the *Securities Act* (Quebec), as amended

(1) **The name and address of the offeree company:**

ING Canada Inc.
700 University Avenue
Suite 1500
Toronto, Ontario
M5G 0A1

(2) **The name and address of the offeror:**

ING Canada Inc.
700 University Avenue
Suite 1500
Toronto, Ontario
M5G 0A1

(3) **The designation of the securities that are subject to the bid:**

Common Shares.

(4) **The date of the bid:**

February 19, 2007.

(5) **The maximum number of securities of the class subject to the bid which are sought by the offeror:**

Common Shares having an aggregate purchase price not exceeding C$500,000,000.

(6) **The value, in Canadian dollars, of the consideration offered per security:**

Not less than C$51 or more than C$59 per Common Share.

(7) **The fee payable in respect of the bid, as calculated under section 271.4(1):**

C$1,000 (minimum).

82-35053

UNDERTAKING

To: **Autorité des marchés financiers**

Re: **ING Canada Inc.**
Issuer Bid Circular dated February 16, 2007

ING Canada Inc. hereby undertakes to the Autorité des marchés financiers to pay any additional fees owing in connection with the filing of the issuer bid circular dated February 16, 2007 as soon as it has determined the consideration offered in Canada for the securities subject to the bid.

DATED this 19th day of February, 2007.

ING Canada Inc.

By: *Chantal Denommée*
Name: Chantal Denommée
Title: Vice-President, Legal Affairs and Compliance, and Assistant Secretary

MBDOCS_3420393.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

ING Canada Inc. (the "Company)
700 University Avenue
Suite 1500
Toronto, Ontario
M5G 0A1

2. Date of Material Change

February 15 and February 16, 2007

3. News Release

ING Canada Inc. issued two press releases on February 15, 2007 and February 16, 2007 through the facilities of CNW Group.

4. Summary of Material Change

On February 15, 2007, the Company announced that it intends to offer to purchase for cancellation up to C$500 million of its common shares through a substantial issuer bid. On February 16, 2007, the Company announced that the price range under the terms of its substantial issuer bid will be not less than C$51.00 and not more than C$59.00 per common share.

5. Full Description of Material Change

5.1 Full Description of Material Change

Please refer to the press releases dated February 15, 2007 and February 16, 2007, attached to this report as Schedule "A" and Schedule "B", respectively, and which are incorporated by reference in this report and are available on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For further information regarding this Material Change Report, contact Françoise Guénette, Senior Vice-President, Corporate and Legal Services, and Secretary at: (416) 341-1464, ext. 45140.

9. Date of Report

February 23, 2007.

SCHEDULE "A"

ING

NEWS RELEASE

Toronto, ON – February 15, 2007

ING CANADA TO REPURCHASE UP TO C$500 MILLION OF ITS COMMON SHARES THROUGH A SUBSTANTIAL ISSUER BID

ING Canada (TSX: IIC) today announced that it intends to offer to repurchase for cancellation up to C$500 million of its common shares through a substantial issuer bid. ING Groep, ING Canada's majority shareholder, has advised ING Canada that it intends to tender a sufficient number of shares to maintain its ownership at the current 70% level.

A circular containing the full details of the issuer bid and procedures for tendering shares will be filed with the appropriate Canadian securities regulators and mailed to shareholders during the week of February 19, 2007. The price range will be determined by ING Canada and announced prior to the mailing.

"Since our December 2004 initial public offering, our capital structure has improved significantly with the repayment of all our outstanding debt and the generation of a substantial capital surplus", said Claude Dussault, President and CEO of ING Canada. "After the completion of our bid, ING Canada will continue to have the required financial resources to pursue its growth strategy."

Shareholders wishing to accept the proposed bid will have the opportunity to tender, pursuant to a Dutch auction process, the number of shares they wish at a price they select within a range to be determined by ING Canada. Alternately, they may make a proportionate tender that will allow them to maintain their current proportionate share ownership following the completion of the bid.

The purchase price payable by ING Canada for shares purchased will be the lowest price within the range that ING Canada will determine that will allow it to purchase shares up to the auction limit determined in accordance with the terms of the bid.

About ING Canada
ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Notice to Readers:
This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell common shares of ING Canada. The solicitation and the offer to buy ING Canada common shares will only be made pursuant to a separate offer to purchase and offering circular which ING Canada will file with Canadian securities regulatory authorities.

This press release may contain statements that constitute forward-looking information or statements ("forward-looking statements"), that include, but are not limited to, statements respecting: ING Canada Inc. (the "Company") continuing to have sufficient financial resources and working capital to carry on its business and operations; the offer not being expected to preclude the Company from pursuing the growth of its business and operations or other foreseeable opportunities. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon such forward-looking statements, which speak only as of the date they are made. The words "anticipate", "believe", "estimate", and "expect" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events or the Company's actual results or performance to differ from the projected events, results or performance contained in such forward-looking statements and include, but are not limited to, the following: the Company's ability to implement its strategy or operate its business as the Company currently expects; the Company's ability to accurately assess the risks associated with the insurance policies that the Company writes; adverse capital market developments or other factors which may affect its investments; the cyclical nature of the property and casualty ("P&C") insurance industry; the Company's ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; the Company's reliance on brokers and third parties to sell its products; the Company's ability to successfully pursue its acquisition strategy; the substantial influence of ING Groep N.V.; the Company's participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; the Company's ability to maintain its financial strength ratings; the Company's ability to alleviate risk through reinsurance; the Company's ability to successfully manage credit risk (including credit risk related to the financial health of reinsurers); the Company's reliance on information technology and telecommunications systems; the Company's dependence on key employees; general economic, financial and political conditions; the Company's dependence on the results of operations of its subsidiaries; the volatility of the stock market and other factors affecting the Company's share price; there is no assurance that the Offer conditions will be satisfied; the extent to which shareholders determine to tender their Shares to any offer; and other factors discussed in the Company's filings with applicable Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company has no intention and accepts no responsibility to update or revise any forward looking information contained in this press release except as required by law.

Media enquiries:
Bryan Seaton – Manager, External Communications
416 341-1464 ext. 43142
bryan.seaton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations
416 941-5181
brian.lynch@ingcanada.com

SCHEDULE "B"

ING

NEWS RELEASE

Toronto, ON - February 16, 2007

ING CANADA DETERMINES PRICE RANGE FOR ITS C$500 MILLION ISSUER BID

ING Canada (TSX: IIC) today announced that the price range under the terms of its previously announced issuer bid will be not less than C$51.00 and not more than C$59.00 per share.

Shareholders wishing to accept the proposed bid will have the opportunity to tender, pursuant to a Dutch auction process, the number of shares they wish at a price they select within that range. Alternately, they may make a proportionate tender that will allow them to maintain their current proportionate share ownership following the completion of the bid.

ING Groep, ING Canada's majority shareholder, has advised ING Canada that it intends to make a proportionate tender to maintain its ownership at the current 70% level.

The purchase price payable by ING Canada for shares purchased will be the lowest price within the range that will allow it to purchase shares up to the auction limit determined in accordance with the terms of the bid.

A circular containing the full details of the issuer bid and procedures for tendering shares will be filed with the appropriate Canadian securities regulators and mailed to shareholders on February 19, 2007. The issuer bid will be open for acceptance until 5:00 p.m. (Toronto time) on March 27, 2007, unless extended or withdrawn by ING Canada.

About ING Canada
ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Notice to Readers:
This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell common shares of ING Canada. The solicitation and the offer to buy ING Canada common shares will only be made pursuant to a separate offer to purchase and offering circular which ING Canada will file with Canadian securities regulatory authorities.

Media enquiries: Bryan Seaton – Manager, External Communications
416 341-1464 ext. 43142
bryan.seaton@ingcanada.com

Investor enquiries: Brian Lynch – Director, Investor Relations
416 941-5181
brian.lynch@ingcanada.com

82-35053

SEDAR PROFILE # 21370

Computershare

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

DATE: February 26, 2007

To: All Canadian Securities regulatory authorities

Subject: ING Canada Inc.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual General Meeting
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	44982K105
	ISIN :	CA44982K1057
4.	Record Date for Notice of Meeting :	March 26, 2007
	Record Date for Voting :	March 26, 2007
5.	Meeting Date :	May 16, 2007
6.	Meeting Location :	Centre des arts, Juliette Lassonde,
		1705 Saint-Antoine, Saint-Hyacinthe, Quebec

Sincerely,

Computershare Investor Services Inc.

Agent for **ING Canada Inc.**

END

82-35053

This document is important and requires your immediate attention. If you are in doubt as to how to deal with this document, you should consult your investment dealer, broker, bank manager or other professional advisor.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

February 16, 2007

RECEIVED MAR - 1 2007

ING

OFFER

by ING Canada Inc.

to purchase for cash at a purchase price of not less than C$51 and not more than C$59 per Common Share

Common Shares having an aggregate purchase price not exceeding C$500,000,000

ING Canada Inc. ("Company") hereby offers (the "Offer") to purchase, on the terms and subject to the conditions contained in the accompanying Offer to Purchase, that number of common shares of the Company ("Shares") validly tendered pursuant to the Offer having an aggregate purchase price not exceeding C$500,000,000. The purchase price per Share ("Purchase Price") will be determined by the Company in the manner described below and in the Offer to Purchase but will not be less than C$51 or more than C$59. The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on March 27, 2007 (the "Expiry Time"), unless extended or withdrawn by the Company.

Shareholders who wish to accept the Offer may do so in one of two ways: (a) by making an auction tender ("Auction Tender") pursuant to which they agree to sell to the Company at a specified price per Share (not less than C$51 and not more than C$59 and in increments of C$0.20 within that range) ("Auction Price") a specified number of Shares owned by them or (b) by making a proportionate tender ("Proportionate Tender") pursuant to which they agree to sell to the Company at the Purchase Price that number of Shares owned by them that will result in them maintaining their proportionate Share ownership following completion of the Offer.

The Company will determine the Purchase Price based on the Auction Prices and the numbers of Shares specified in valid Auction Tenders. The Purchase Price will be the lowest price that enables the Company to purchase that number of Shares tendered pursuant to valid Auction Tenders having an aggregate purchase price not exceeding an amount ("Auction Tender Limit Amount") equal to C$500,000,000 less the product of (a) C$500,000,000 and (b) a fraction, the numerator of which is the aggregate number of Shares owned by shareholders making valid Proportionate Tenders and the denominator of which is the aggregate number of Shares outstanding at the Expiry Time.

If the aggregate purchase price for Shares tendered pursuant to valid Auction Tenders at Auction Prices at or below the Purchase Price is equal to or less than the Auction Tender Limit Amount, the Company will purchase at the Purchase Price all the Shares tendered pursuant to valid Auction Tenders. If the aggregate purchase price for Shares tendered pursuant to valid Auction Tenders at Auction Prices at or below the Purchase Price is more than the Auction Tender Limit Amount, the Company will purchase at the Purchase Price a portion of the Shares tendered pursuant to valid Auction Tenders as follows: (a) first, the Company will purchase all the Shares tendered by tendering shareholders who hold in aggregate less than 100 Shares ("Odd Lot Holders") and (b) second, the Company will purchase on a pro rata basis that portion of the Shares tendered by the remaining tendering shareholders having an aggregate purchase price equal to the Auction Tender Limit Amount less the amount paid by the Company for the Shares tendered by Odd Lot Holders.

The Company will purchase at the Purchase Price that portion of the Shares owned by shareholders making valid Proportionate Tenders that results in the tendering shareholders maintaining their proportionate Share ownership following completion of the Offer.

All Shares purchased by the Company pursuant to the Offer (including Shares tendered at Auction Prices below the Purchase Price) will be purchased at the Purchase Price. Shareholders will receive the Purchase Price in cash. All Auction Tenders and Proportionate Tenders will be subject to adjustment to avoid the purchase of fractional Shares. All payments to shareholders will be subject to deduction of applicable withholding taxes.

The Offer is not conditional on any minimum number of Shares being tendered. The Offer is, however, subject to the conditions described in section 3 of the Offer to Purchase, "Conditions of the Offer".

(continued on next page)

(continued from cover)

ING Groep N.V. (which owns indirectly approximately 70% of the Shares) has advised the Company that it intends to make a Proportionate Tender.

The number of Shares that the Company will purchase pursuant to the Offer and the aggregate purchase price therefor will vary depending on whether the aggregate purchase price payable by the Company for Shares required to be purchased by it pursuant to valid Auction Tenders ("Auction Tender Purchase Amount") is equal to or less than the Auction Tender Limit Amount. If the Auction Tender Purchase Amount is equal to the Auction Tender Limit Amount, the Company will purchase 8,474,576 Shares if the Purchase Price is C$59 (the maximum Purchase Price) and 9,803,921 Shares if the Purchase Price is C$51 (the minimum Purchase Price), in both cases for an aggregate purchase price of C$500,000,000. If the Auction Tender Purchase Amount is less than the Auction Tender Limit Amount, the Company will purchase proportionately fewer Shares and the aggregate purchase price therefor will be proportionately less. See question 4 and question 8 under "Summary Term Sheet".

A shareholder tendering Shares at C$51 per Share pursuant to a valid Auction Tender and a shareholder tendering Shares pursuant to a valid Proportionate Tender will both have Shares purchased at the Purchase Price if any Shares are purchased by the Company under the terms of the Offer (the number of Shares purchased will be subject to the proration and other terms of the Offer).

At February 16, 2007, 133,732,000 Shares were outstanding. The Shares are listed on the Toronto Stock Exchange ("TSX"). On February 14, 2007 (the last trading day before the Offer was announced), the closing price of the Shares on the TSX was C$52.70 per Share. On February 16, 2007 (the last trading day before the price range was announced), the closing price of the Shares on the TSX was C$51.51 per Share. See section 5 of the Offering Circular, "Price Range of Shares and Dividends". **Shareholders are advised to obtain current market quotations for the Shares.**

The board of directors of the Company has approved the making of the Offer. Neither the Company nor its board of directors makes any recommendation to shareholders about whether to tender or the method of tendering Shares to the Offer. See section 3 of the Offering Circular, "Purpose and Reasons for the Offer". Shareholders should also consider the income tax consequences of accepting the Offer. See section 14 of the Offering Circular, "Certain Canadian Federal Income Tax Considerations" and section 15 of the Offering Circular, "Certain United States Federal Income Tax Considerations", as applicable.

The Company has issued the Shares under the CDSX book entry system administered by CDS Clearing and Depository Services Inc. ("CDS"). Accordingly, a nominee of CDS is the sole registered holder of the outstanding Shares and beneficial ownership of the outstanding Shares is evidenced through book entry credits to securities accounts of CDS participants (eg, banks, trust companies and securities dealers), who act as agents on behalf of beneficial owners who are their customers, rather than by physical share certificates. **In order to tender Shares to the Offer, shareholders must complete the documentation and follow the instructions to be provided by CDS and CDS participants. Shareholders who wish to tender Shares to the Offer should contact their nominees for assistance.** See section 2 of the Offer to Purchase, "Manner of Acceptance".

Questions regarding the Offer and this document may be directed to Georgeson Shareholder Communications Canada Inc. ("Information Agent") at its address and telephone number set forth below and on the last page of this document. Shareholders may also contact their professional advisors for assistance. See also "Summary Term Sheet". Additional copies of this document may be obtained without charge on request from the Information Agent.

This document does not constitute an offer or solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The Company may, however, in its sole discretion, take such action as it may deem necessary to extend the Offer to shareholders in any such jurisdiction.

The Information Agent for the Offer is:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-866-725-6570

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253
Facsimile: (416) 981-9663
Email:
corporateactions@computershare.com

The Dealer Manager for the Offer is:

TD SECURITIES INC.

66 Wellington Street West
8th Floor
Toronto, Ontario
M5K 1A2

Telephone: (416) 982-5299

(continued on next page)

(continued from cover)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. U.S. shareholders should be aware that such requirements are different from those in the United States.

The enforcement by shareholders of civil liabilities under United States federal securities laws or the securities or "blue sky" laws of any state within the United States may be affected adversely by the fact that the Company is incorporated under the laws of Canada and that substantially all of its officers and directors are non-residents of the United States, that some or all of the experts named in the Offering Circular are non-residents of the United States and that all or a substantial portion of the assets of the Company and said persons are located outside the United States. It may be difficult to effect service of process on the Company, its officers and directors and the experts named in the Offering Circular. Additionally, it might be difficult for shareholders to enforce judgments of United States courts based on civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States in a Canadian court against the Company or any of its non-U.S. resident executive officers or directors or the experts named in the Offering Circular or to bring an original action in a Canadian court to enforce liabilities based on the federal or state securities laws against such persons.

U.S. shareholders should be aware that acceptance of the Offer will have certain tax consequences under United States and Canadian laws. See section 15 of the Offering Circular, "Certain United States Federal Income Tax Considerations" and section 14 of the Offering Circular, "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada".

CURRENCY

All references to C$ in this document are to Canadian dollars. All references to U.S.$ in this document are to U.S. dollars. On February 16, 2007, the noon rate of exchange as reported by the Bank of Canada was C$1.00 = U.S.$0.8593.

CAUTIONARY STATEMENT FOR FORWARD-LOOKING INFORMATION

This document may contain statements that constitute forward-looking information or statements ("forward-looking statements"), that include, but are not limited to, statements respecting: the Company continuing to have sufficient financial resources and working capital to carry on its business and operations; the Offer not being expected to preclude the Company from pursuing the growth of its business and operations or other foreseeable opportunities; and the market for the Shares not being materially less liquid than the market that exists at the time of making the Offer. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon such forward-looking statements, which speak only as of the date they are made. The words "anticipate", "believe", "estimate", and "expect" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events or the Company's actual results or performance to differ from the projected events, results or performance contained in such forward-looking statements and include, but are not limited to, the following: the Company's ability to implement its strategy or operate its business as the Company currently expects; the Company's ability to accurately assess the risks associated with the insurance policies that the Company writes; adverse capital market developments or other factors which may affect its investments; the cyclical nature of the property and casualty ("P&C") insurance industry; the Company's ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; the Company's reliance on brokers and third parties to sell its products; the Company's ability to successfully pursue its acquisition strategy; the substantial influence of ING Groep N.V.; the Company's participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; the Company's ability to maintain its financial strength ratings; the Company's ability to alleviate risk through reinsurance; the Company's ability to successfully manage credit risk (including credit risk related to the financial health of reinsurers); the Company's reliance on information technology and telecommunications systems; the Company's dependence on key employees; general economic, financial and political conditions; the Company's dependence on the results of operations of its subsidiaries; the volatility of the stock market and other factors affecting the Company's Share price; there is no assurance that the Offer conditions will be satisfied; the extent to which shareholders determine to tender their Shares to any offer; and other factors discussed in the Company's filings with applicable Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements.

TABLE OF CONTENTS

GLOSSARY

In this document, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings.

"**AMF Regulation Q-27**" means Regulation Q-27 of the Québec Autorité des marchés financiers, as amended.

"**Auction Price**" means the price per Share specified by a shareholder in an Auction Tender (not less than C$51 and not more than C$59 and in increments of C$0.20 within that range).

"**Auction Tender**" means an auction tender delivered by a shareholder who wishes to accept the Offer pursuant to which the shareholder agrees to sell to the Company at a specified Auction Price a specified number of Shares owned by such shareholder.

"**Auction Tender Limit Amount**" means an amount equal to C$500,000,000 less the product of (a) C$500,000,000 and (b) a fraction, the numerator of which is the aggregate number of Shares owned by shareholders making valid Proportionate Tenders and the denominator of which is the aggregate number of Shares outstanding at the Expiry Time.

"**Auction Tender Purchase Amount**" means the aggregate purchase price payable by the Company for Shares required to be purchased by it in accordance with the terms of the Offer pursuant to valid Auction Tenders.

"**Board of Directors**" means the board of directors of the Company.

"**Book Entry Confirmation**" means a confirmation of a book entry transfer of Shares into the Depositary's account established at CDS in accordance with the terms of the Offer.

"**business day**" means any day other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, Canada.

"**CBCA**" means the *Canada Business Corporations Act*, as amended.

"**CDS**" means CDS Clearing and Depository Services Inc.

"**CDS Participant**" means a participant in the CDSX book entry system administered by CDS.

"**Company**" means ING Canada Inc.

"**Dealer Manager**" means TD Securities Inc.

"**Depositary**" means Computershare Investor Services Inc.

"**Expiration Date**" means March 27, 2007 or such later date to which the Offer may be extended by the Company.

"**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiration Date or such later time on the Expiration Date to which the Offer may be extended by the Company.

"**Information Agent**" means Georgeson Shareholder Communications Canada Inc.

"**ING Groep**" means ING Groep N.V.

"**Letter of Acceptance and Transmittal**" means the letter of acceptance and transmittal in the form attached as Schedule B hereto.

"**Liquidity Opinion**" means the liquidity opinion prepared by CIBC World Markets Inc. and attached as Schedule A hereto.

"**Odd Lot Holder**" means a shareholder who holds in aggregate less than 100 Shares.

"**Offer**" means the offer made to shareholders to purchase that number of Shares having an aggregate purchase price not exceeding C$500,000,000, the terms and conditions of which are set forth in the Offer to Purchase, the Offering Circular and the Letter of Acceptance and Transmittal.

"**Offer to Purchase**" means the attached offer to purchase.

"**Offering Circular**" means the attached offering circular.

"**OSC Rule 61-501**" means Ontario Securities Commission Rule 61-501, as amended.

"**person**" means and includes any individual, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and any governmental authority or any agency or instrumentality thereof.

"**Proportionate Tender**" means a proportionate tender delivered by a shareholder who wishes to accept the Offer pursuant to which the shareholder agrees to sell to the Company at the Purchase Price that number of Shares owned by the shareholder that will result in such shareholder maintaining its proportionate Share ownership following completion of the Offer.

"**Purchase Price**" means a single price per Share (not less than C$51 and not more than C$59) that is the lowest price per Share that enables the Company to purchase that number of Shares tendered pursuant to valid Auction Tenders having an aggregate purchase price not exceeding the Auction Tender Limit Amount.

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

"**shareholder**" means the registered or beneficial holder of outstanding Shares, as the context requires.

"**Shares**" means common shares in the capital of the Company.

"**Tax Act**" means the *Income Tax Act* (Canada), as amended.

"**TSX**" means the Toronto Stock Exchange.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. The information contained in this summary term sheet is not meant to be a substitute for the information contained in the Offer to Purchase and the Offering Circular and is qualified in its entirety by the information contained in the Offer to Purchase and the Offering Circular. You are strongly urged to read the Offer to Purchase and the Offering Circular in their entirety and consult your own professional advisor before making a decision regarding whether and how to tender your Shares to the Offer.

1. Why is the Company offering to purchase my Shares and what is the position of the Board of Directors?

We are offering to purchase your Shares because we believe that the purchase of Shares represents an appropriate use of our available cash on hand. The Offer represents an opportunity for us to return up to C$500,000,000 of capital to shareholders who elect to tender while at the same time increasing the proportionate Share ownership of shareholders who elect not to tender.

The Board of Directors has approved the making of the Offer. In making this decision, the Board of Directors considered, among other things:

(a) the positive impact that the purchase of Shares would have on the Company's earnings and cash flow calculated on a per Share basis;

(b) after giving effect to the Offer, the Company will continue to have sufficient financial resources and working capital to carry on its business and operations and is not expected to be precluded from pursuing the growth of its business and operations or other foreseeable opportunities;

(c) the Offer provides shareholders with an opportunity to realize on all or a part of their investment in the Company;

(d) the Offer is being made to all shareholders who are free to accept or reject the Offer;

(e) shareholders wishing to tender Shares may do so pursuant to Auction Tenders (see question 2 below) or Proportionate Tenders (see question 3 below);

(f) the Offer is not conditional on any minimum number of Shares being tendered;

(g) shareholders who do not tender Shares will realize a proportionate increase in their Share ownership following completion of the Offer; and

(h) the determination by the Board of Directors that it is reasonable to conclude that, following completion of the Offer, there will be a market for shareholders who do not tender Shares to the Offer that is not materially less liquid than the market that existed at the time of making the Offer.

See section 3 of the Offering Circular, "Purpose and Reasons for the Offer".

Neither the Company nor the Board of Directors makes any recommendation to shareholders about whether to tender or the method of tendering Shares to the Offer. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information contained in the Offer to Purchase and the Offering Circular, to consult their professional advisors and to make their own decisions about whether and how to tender Shares to the Offer. Shareholders should also consider the income tax consequences of accepting the Offer. See section 14 of the Offering Circular, "Certain Canadian Federal Income Tax Considerations" and section 15 of the Offering Circular, "Certain United States Federal Income Tax Considerations", as applicable.

2. Why has the Company included an Auction Tender and how does it work?

The Auction Tender (often referred to as a modified "dutch auction") allows shareholders to select the price or prices per Share at which they are prepared to sell their Shares pursuant to the Offer (not less than C$51 and not more than C$59 and in increments of C$0.20 within that range).

Shareholders may make multiple Auction Tenders but not in respect of the same Shares (ie, shareholders may tender different Shares at different prices but cannot tender the same Shares at different prices). Shareholders who make an Auction Tender may not make a Proportionate Tender.

A shareholder who wishes to make an Auction Tender will be required to specify, among other things, the number of Shares that it wishes to sell and the price per Share (not less than C$51 and not more than C$59 and in increments of C$0.20 within that range) at which it is prepared to sell those Shares. After the Expiry Time, the Company will determine the Purchase Price based on the Auction Prices and the numbers of Shares specified in valid Auction Tenders. See question 4 below for a description of how the Purchase Price will be determined.

If the aggregate purchase price for Shares tendered pursuant to valid Auction Tenders at Auction Prices at or below the Purchase Price is equal to or less than the Auction Tender Limit Amount, the Company will purchase at the Purchase Price all the Shares tendered pursuant to valid Auction Tenders. If the aggregate purchase price for Shares tendered pursuant to valid Auction Tenders at Auction Prices at or below the Purchase Price is more than the Auction Tender Limit Amount, the Company will purchase at the Purchase Price a portion of the Shares tendered pursuant to valid Auction Tenders as follows: (a) first, the Company will purchase all the Shares tendered by tendering shareholders who are Odd Lot Holders and (b) second, the Company will purchase on a pro rata basis that portion of the Shares tendered by the remaining tendering shareholders having an aggregate purchase price equal to the Auction Tender Limit Amount less the amount paid by the Company for the Shares tendered by Odd Lot Holders.

Odd Lot Holders making an Auction Tender will be required to tender all Shares owned by the shareholder and will be required to select a single price per Share at which they are prepared to sell such Shares.

3. Why has the Company included a Proportionate Tender and how does it work?

The Proportionate Tender allows shareholders to sell some of their Shares at the Purchase Price while maintaining their proportionate Share ownership following completion of the Offer.

A shareholder who wishes to make a Proportionate Tender may not specify an Auction Price and will be required to state the aggregate number of Shares beneficially owned by the shareholder. A shareholder who makes a Proportionate Tender will also be deemed to have authorized the Company to purchase at the Purchase Price that number of Shares that will result in the shareholder maintaining its proportionate Share ownership following completion of the Offer. Shareholders who make a Proportionate Tender may not make an Auction Tender.

ING Groep has advised the Company that it intends to make a Proportionate Tender. See question 8 below.

4. How many Shares will the Company purchase pursuant to the Offer and how will the Purchase Price be determined?

At February 16, 2007, 133,732,000 Shares were outstanding. The number of Shares that the Company will purchase pursuant to the Offer and the aggregate purchase price therefor will vary depending on whether the Auction Tender Purchase Amount is equal to or less than the Auction Tender Limit Amount. If the Auction Tender Purchase Amount is equal to the Auction Tender Limit Amount, the Company will purchase 8,474,576 Shares if the Purchase Price is C$59 (the maximum Purchase Price) and 9,803,921 Shares if the Purchase Price is C$51 (the minimum Purchase Price), in both cases for an aggregate purchase price of C$500,000,000. If the Auction Tender Purchase Amount is less than the Auction Tender Limit Amount, the Company will purchase proportionately fewer Shares and the aggregate purchase price therefor will be proportionately less.

The Company will determine the Purchase Price based on the Auction Prices and the numbers of Shares specified in valid Auction Tenders. The Purchase Price will be the lowest price that enables the Company to purchase that number of Shares tendered pursuant to valid Auction Tenders having an aggregate purchase price not exceeding the Auction Tender Limit Amount.

All Shares purchased by the Company pursuant to the Offer (including Shares tendered at Auction Prices below the Purchase Price) will be purchased at the Purchase Price. Shareholders will receive the Purchase Price

in cash. All Auction Tenders and Proportionate Tenders will be subject to adjustment to avoid the purchase of fractional Shares. All payments to shareholders will be subject to deduction of applicable withholding taxes.

A shareholder tendering Shares at C$51 per Share pursuant to a valid Auction Tender and a shareholder tendering Shares pursuant to a valid Proportionate Tender will both have Shares purchased at the Purchase Price if any Shares are purchased by the Company under the terms of the Offer (the number of Shares purchased will be subject to the proration and other terms of the Offer).

The Company will publicly announce the Purchase Price, the number of Shares validly tendered to the Offer and the aggregate purchase price as promptly as practicable after the Expiry Time.

5. How will the Company pay for the Shares purchased pursuant to the Offer?

The Company will not spend more than C$500,000,000 (excluding fees and expenses) to purchase Shares pursuant to the Offer. The Company will fund the purchase of Shares pursuant to the Offer, together with the fees and expenses of the Offer, from available cash on hand. See section 16 of the Offering Circular, "Source of Funds" and section 19 of the Offering Circular, "Fees and Expenses".

6. What will happen if I do nothing?

If you do nothing, you will continue to hold the number of Shares that you owned before the Offer and your proportionate Share ownership will increase following completion of the Offer.

7. Will the Company continue as a public company following completion of the Offer?

Yes. We do not believe that the purchase of Shares under the Offer will cause our Shares to be delisted from the TSX. We will also continue to be subject to the continuous disclosure requirements of applicable Canadian securities laws.

8. What does the Company's principal shareholder intend to do?

ING Groep is the principal shareholder of the Company. At February 16, 2007, ING Groep owned indirectly 93,620,000 Shares representing approximately 70% of the outstanding Shares.

ING Groep has advised the Company that it intends to make a Proportionate Tender. ING Groep will receive the Purchase Price for that number of Shares that will result in ING Groep continuing to own indirectly approximately 70% of the outstanding Shares following completion of the Offer.

Based on the foregoing and assuming that 133,732,000 Shares are outstanding at the Expiry Time and no other shareholders tender their Shares pursuant to a Proportionate Tender, the Auction Tender Limit Amount will be approximately C$150,000,000.

If shareholders in addition to ING Groep make valid Proportionate Tenders, the Auction Tender Limit Amount will be proportionately reduced and the aggregate purchase price for Shares purchased pursuant to valid Proportionate Tenders will be proportionately increased.

If the Auction Tender Purchase Amount is less than the Auction Tender Limit Amount, the Company will purchase proportionately fewer Shares from shareholders making valid Proportionate Tenders and the aggregate purchase price paid for Shares under the terms of the Offer will be proportionately less.

If no Shares are tendered pursuant to valid Auction Tenders, no Shares will be taken up pursuant to Proportionate Tenders.

9. Will the Company's directors and senior officers tender their Shares?

The directors and senior officers of the Company have advised us that they do not intend to tender to the Offer.

10. What is the recent market price of the Shares?

On February 14, 2007 (the last trading day before the Offer was announced), the closing price of the Shares on the TSX was C$52.70. On February 16, 2007 (the last trading day before the price range was announced), the closing price of the Shares on the TSX was C$51.51 per Share. See section 5 of the Offering Circular, "Price Range of Shares and Dividends". **Shareholders are advised to obtain current market quotations for the Shares.**

11. Will I have to pay any fees or commissions?

You should consult your CDS Participant (eg, your bank, trust company or securities dealer) to determine whether transaction costs are applicable.

The Company will not pay any fees or commissions to any person for soliciting tenders of Shares pursuant to the Offer. Banks, trust companies and investment dealers will be reimbursed, upon request, by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

12. Is the Offer subject to any conditions?

Yes. The conditions of the Offer are described in section 3 of the Offer to Purchase, "Conditions of the Offer".

13. When does the Offer expire?

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on March 27, 2007, unless extended or withdrawn by the Company.

14. Can the Offer be extended, varied or withdrawn?

Yes. Subject to applicable law, the Company may extend or vary the Offer in its sole discretion. See section 4 of the Offer to Purchase, "Extension and Variation of the Offer". The Company may also withdraw the Offer under certain circumstances. See section 3 of the Offer to Purchase, "Conditions of the Offer".

15. How do I accept the Offer?

The Company has issued the Shares under the CDSX book entry system administered by CDS. Accordingly, a nominee of CDS is the sole registered holder of the outstanding Shares and beneficial ownership of the outstanding Shares is evidenced through book entry credits to securities accounts of CDS Participants (eg, banks, trust companies and securities dealers), who act as agents on behalf of beneficial owners who are their customers, rather than by physical share certificates. **In order to tender Shares to the Offer, shareholders must complete the documentation and follow the instructions to be provided by CDS and CDS Participants. Shareholders who wish to tender Shares to the Offer should contact their nominees for assistance.** See section 2 of the Offer to Purchase, "Manner of Acceptance".

16. What happens if my Shares are not purchased under the terms of the Offer?

The ownership of Shares not purchased by the Company under the terms of the Offer will continue to be reflected in the book entry system administered by CDS unaffected by the Offer.

17. If I tender my Shares, can I subsequently withdraw them?

Yes, subject to the provisions of the Offer to Purchase and applicable law. See section 5 of the Offer to Purchase, "Withdrawal Rights" and section 9 of the Offer to Purchase, "Other Terms".

18. When will the Company take up and pay for Shares tendered under the Offer?

See section 6 of the Offer to Purchase, "Take-up and Payment for Tendered Shares".

19. In what currency will the Company pay for Shares purchased under the Offer?

The Company will pay the Purchase Price in Canadian dollars. On February 16, 2007, the noon rate of exchange as reported by the Bank of Canada was C$1.00 = U.S.$0.8593.

20. What are the Canadian income tax consequences for Canadian residents and non-residents?

See section 14 of the Offering Circular, "Certain Canadian Federal Income Tax Considerations".

21. What are the U.S. income tax consequences for residents of the United States?

See section 15 of the Offering Circular, "Certain United States Federal Income Tax Considerations".

22. Has the Company made any recent announcements with respect to its dividend policy?

On February 15, 2007, the Company announced that it intends to increase its quarterly dividend from C$0.25 to C$0.27 per Share commencing with the Company's first quarter dividend payable on March 30, 2007.

23. Will tendering shareholders be entitled to receive the Company's first quarter dividend?

Each shareholder of record on March 15, 2007 will be entitled to receive the Company's quarterly dividend of C$0.27 per Share payable on March 30, 2007 whether or not they tender Shares under the Offer.

24. When will the Company's financial results for the year ended December 31, 2006 be announced?

On February 15, 2007, the Company issued a press release announcing its review of performance and financial condition for the three-month and twelve-month periods ended December 31, 2006. A copy of this press release is available on the SEDAR website at www.sedar.com.

The Company expects to file its audited annual consolidated financial statements for the year ended December 31, 2006 and related management discussion and analysis of financial condition and results of operations for the year ended December 31, 2006 on March 30, 2007.

25. Who can I call with additional questions?

Questions regarding the information contained in this document should be directed to the Information Agent at its address and telephone number set forth on the cover page and on the last page of this document.

Shareholders may also contact their professional advisors for assistance.

OFFER TO PURCHASE

February 16, 2007

To the Shareholders of ING Canada Inc.

1. The Offer

The Company offers to purchase, on the terms and subject to the conditions contained in this Offer to Purchase, that number of Shares validly tendered pursuant to the Offer having an aggregate purchase price not exceeding C$500,000,000.

Purchase Price

As promptly as practicable following the Expiry Time, the Company will determine a single Purchase Price per Share (not less than C$51 and not more than C$59) that is the lowest price that enables the Company to purchase that number of Shares tendered pursuant to valid Auction Tenders having an aggregate purchase price not exceeding the Auction Tender Limit Amount.

All Shares purchased by the Company pursuant to the Offer (including Shares tendered at Auction Prices below the Purchase Price) will be purchased at the Purchase Price. Shareholders will receive the Purchase Price in cash. All Auction Tenders and Proportionate Tenders will be subject to adjustment to avoid the purchase of fractional Shares. All payments to shareholders will be subject to deduction of applicable withholding taxes.

A shareholder tendering Shares at C$51 per Share pursuant to a valid Auction Tender and a shareholder tendering Shares pursuant to a valid Proportionate Tender will both have Shares purchased at the Purchase Price if any Shares are purchased by the Company under the terms of the Offer (the number of Shares purchased will be subject to the proration and other terms of the Offer).

Number of Shares, Auction Tender Proration and Proportionate Purchase

At February 16, 2007, 133,732,000 Shares were outstanding. The number of Shares that the Company will purchase pursuant to the Offer and the aggregate purchase price therefor will vary depending on whether the Auction Tender Purchase Amount is equal to or less than the Auction Tender Limit Amount. If the Auction Tender Purchase Amount is equal to the Auction Tender Limit Amount, the Company will purchase 8,474,576 Shares if the Purchase Price is C$59 (the maximum Purchase Price) and 9,803,921 Shares if the Purchase Price is C$51 (the minimum Purchase Price), in both cases for an aggregate purchase price of C$500,000,000. If the Auction Tender Purchase Amount is less than the Auction Tender Limit Amount, the Company will purchase proportionately fewer Shares and the aggregate purchase price therefor will be proportionately less. The Offer is not conditional on any minimum number of Shares being tendered.

If the aggregate purchase price for Shares tendered pursuant to valid Auction Tenders at Auction Prices at or below the Purchase Price is equal to or less than the Auction Tender Limit Amount, the Company will purchase at the Purchase Price all the Shares tendered pursuant to valid Auction Tenders. If the aggregate purchase price for Shares tendered pursuant to valid Auction Tenders at Auction Prices at or below the Purchase Price is more than the Auction Tender Limit Amount, the Company will purchase at the Purchase Price a portion of the Shares tendered pursuant to valid Auction Tenders as follows: (a) first, the Company will purchase all the Shares tendered by tendering shareholders who are Odd Lot Holders and (b) second, the Company will purchase on a pro rata basis that portion of the Shares tendered by the remaining tendering shareholders having an aggregate purchase price equal to the Auction Tender Limit Amount less the amount paid by the Company for the Shares tendered by Odd Lot Holders.

The Company will purchase at the Purchase Price that portion of the Shares owned by shareholders making valid Proportionate Tenders that results in the tendering shareholders maintaining their proportionate Share ownership following completion of the Offer.

Expiry Time

The Offer will be open for acceptance until the Expiry Time (5:00 p.m. (Toronto time) on March 27, 2007), unless extended or withdrawn by the Company in accordance with the terms of this Offer to Purchase.

Announcement of Purchase Price, Number of Shares Validly Tendered and Aggregate Purchase Price

The Company will publicly announce the Purchase Price, the number of Shares validly tendered to the Offer and the aggregate purchase price as promptly as practicable after the Expiry Time.

2. Manner of Acceptance

The Company has issued the Shares under the CDSX book entry system administered by CDS. Accordingly, a nominee of CDS is the sole registered holder of the outstanding Shares and beneficial ownership of the outstanding Shares is evidenced through book entry credits to securities accounts of CDS Participants (eg, banks, trust companies and securities dealers), who act as agents on behalf of beneficial owners who are their customers, rather than by physical share certificates. **In order to tender Shares to the Offer, shareholders must complete the documentation and follow the instructions to be provided by CDS and CDS Participants.**

The Company understands that the CDS Participants will deliver the relevant documentation to the beneficial owners of Shares. Shareholders who wish to accept the Offer may do so by making Auction Tenders or Proportionate Tenders. A shareholder who wishes to make an Auction Tender will be required to specify, among other things, the number of Shares that it wishes to sell and the price per Share (not less than C$51 and not more than C$59 and in increments of C$0.20 within that range) at which it is prepared to sell those Shares. A shareholder may make multiple Auction Tenders but not in respect of the same Shares (ie, shareholders may tender different Shares at different prices but cannot tender the same Shares at different prices). Shareholders who make an Auction Tender may not make a Proportionate Tender. A shareholder who wishes to make a Proportionate Tender may not specify an Auction Price and will be required to state the aggregate number of Shares beneficially owned by the shareholder. A shareholder who makes a Proportionate Tender will also be deemed to have authorized the Company to purchase at the Purchase Price that number of Shares that will result in the shareholder maintaining its proportionate Share ownership following completion of the Offer. Shareholders who make a Proportionate Tender may not make an Auction Tender. Odd Lot Holders making an Auction Tender will be required to tender all Shares owned by the shareholder and will be required to select a single price per Share at which they are prepared to sell such Shares.

Shareholders wishing to accept the Offer will be required to comply with the book entry delivery procedures established by CDS. In accordance with these procedures and for purposes of the Offer, the Depositary will establish an account with respect to the Shares at CDS. Any CDS Participant may make book entry delivery of the Shares (on behalf of a shareholder wishing to accept the Offer) by causing CDS to credit such Shares to the Depositary's account by book entry prior to the Expiry Time in accordance with the procedures of CDS. Compliance with the procedures of CDS will be evidenced by the Depositary's receipt of a Book Entry Confirmation. **Shareholders who wish to tender Shares to the Offer should contact their nominees for assistance.**

Shareholders who tender Shares to the Offer shall also be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to have agreed to be bound by the terms thereof, including:

(a) the representation and warranty by each of the tendering shareholders that:

(1) it has full power and authority to tender and to sell, assign and transfer the Shares being tendered;

(2) it owns the Shares being tendered free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of the Shares being tendered to any other person;

(3) if and when the Shares being tendered are taken up by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever; and

(4) unless otherwise indicated, it is not a non-resident of Canada for purposes of the Tax Act; and

(b) the agreement by each of the tendering shareholders that it has accepted and agreed to the terms of the Offer as set forth in the Offer to Purchase.

A copy of the Letter of Acceptance and Transmittal is attached to this document as Schedule B. Additional copies of the Letter of Acceptance and Transmittal may be obtained from the SEDAR website at www.sedar.com or without charge from the Depositary or the Information Agent.

3. Conditions of the Offer

Notwithstanding any other provision of this Offer to Purchase, the Company shall not be required to accept for purchase, to purchase or to pay for any Shares tendered under the Offer, and may withdraw the Offer or postpone payment for Shares tendered, if, at any time before the take-up of any of such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the sole judgment of the Company, in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with the take-up of Shares:

(a) there shall have been threatened, taken or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction:

(1) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Shares by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer; or

(2) seeking material damages or that otherwise, in the sole judgment of the Company, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Company;

(b) there shall have been threatened, taken or pending any action or proceeding or any approval withheld or any statute, law, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by or before any court, government or governmental authority or regulatory or administrative agency in any jurisdiction or by any other person in any jurisdiction that, in the sole judgment of the Company, might directly or indirectly result in any of the consequences referred to in clause (1) or (2) of paragraph (a) or would or might prohibit, prevent, restrict or delay consummation of the Offer or make it inadvisable to proceed with the Offer;

(c) there shall have occurred:

(1) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States;

(2) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory);

(3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States;

(4) any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, might affect the extension of credit by banks or other lending institutions;

(5) any significant decrease in the market price of the Shares since the close of business on February 16, 2007;

(6) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on the Company's business, operations or prospects or the trading in, or value of, the Shares;

(7) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the S&P 500 Index by an amount in excess of 10%, measured from the close of business on February 16, 2007; or

(8) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

(d) there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, affairs, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole judgment of the Company, has, have or may have material adverse significance with respect to the Company and its subsidiaries taken as a whole;

(e) any take-over bid or tender or exchange offer with respect to some or all of the securities of the Company, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving the Company or any of its affiliates, other than the Offer, shall have been proposed, announced or made by any individual or entity;

(f) the Company shall have determined, in its sole judgment, that the Purchase Price exceeds the fair market value of a Share at the Expiry Time, determined without reference to the Offer;

(g) the Company shall have determined, in its sole judgment, that the "specified amount" (as defined in section 9 of this Offer to Purchase) exceeds the fair market value of a Share at the Expiry Time;

(h) the Company shall have concluded, in its sole judgment, that the Offer or the take-up and payment for any or all of the Shares by the Company is illegal or not in compliance with applicable law, or that necessary exemptions or approvals under applicable securities legislation, including exemptions from the proportional take-up and valuation requirements, are not available to the Company for the Offer and, if required under any such legislation, the Company shall not have received the necessary exemptions from or approvals or waivers of the appropriate courts or applicable securities regulatory authorities in respect of the Offer; or

(i) changes shall have occurred or been proposed to the Tax Act or to the publicly available administrative policies or assessing practices of the Canada Revenue Agency that, in the sole judgment of the Company, is detrimental to the Company, its subsidiaries or a shareholder.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time before the take-up of Shares. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning any of the events described in this section 3 shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer by the Company shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario, Canada. The Company, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX and the applicable Canadian securities regulatory authorities. If the Offer is withdrawn, the Company shall not be obligated to take up, accept for purchase or pay for any Shares tendered under the Offer.

4. Extension and Variation of the Offer

Subject to applicable law, the Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in section 3 of this Offer to Purchase, "Conditions of the Offer", shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary. The Company shall cause the Depositary to provide to CDS and shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in section 8 of this Offer to Purchase, "Notice". Promptly after giving notice of an extension or variation to the Depositary, the Company shall immediately make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX and the applicable Canadian securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario, Canada.

If the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer), the period during which Shares may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been given to shareholders unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Shares previously tendered and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Company in accordance with the terms of the Offer, subject to section 5 of this Offer to Purchase, "Withdrawal Rights". An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Company of its rights in section 3 of this Offer to Purchase, "Conditions of the Offer".

Notwithstanding the foregoing, except as required by applicable Canadian securities laws, the Offer may not be extended by the Company if all the terms and conditions of the Offer have been complied with (except those waived by the Company), unless the Company first takes up and pays for all Shares properly tendered under the Offer and not withdrawn. An extension without taking up is required in certain circumstances where withdrawal rights apply.

If the Company has taken up and paid for Shares in circumstances where the aggregate purchase price paid for Shares tendered pursuant to valid Auction Tenders at Auction Prices at or below the Purchase Price is less than the Auction Tender Limit Amount, it may elect to extend the Offer in accordance with applicable Canadian securities laws. In these circumstances, if the sum of: (a) the aggregate purchase price for Shares taken up and paid for pursuant to valid Auction Tenders before the extension (the "First Stage Amount") and (b) the aggregate purchase price for Shares tendered pursuant to valid Auction Tenders at Auction Prices at or below the Purchase Price during the extension is more than the Auction Tender Limit Amount, the Company will (on the terms and subject to the conditions of the Offer, including receipt of necessary exemptions under applicable Canadian securities laws) purchase at the Purchase Price a portion of the Shares tendered during the extension pursuant to valid Auction Tenders as follows: (a) first, the Company will purchase all the Shares tendered by tendering shareholders who are Odd Lot Holders and (b) second, the Company will purchase on a pro rata basis that portion of the Shares tendered by the remaining tendering shareholders having an aggregate purchase price equal to the Auction Tender Limit Amount less the aggregate of the First Stage Amount and the amount paid by the Company for the Shares tendered by Odd Lot Holders during the extension. In these circumstances, the Company will also purchase at the Purchase Price an additional number of Shares from shareholders making valid Proportionate Tenders that results in each of such shareholders maintaining its proportionate Share ownership following completion of the Offer.

5. Withdrawal Rights

Except as otherwise provided in this section, tenders of Shares under the Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any Shares tendered under the Offer may be withdrawn on behalf of the depositing shareholder:

(a) at any time before the Shares have been taken up by the Company pursuant to the Offer;

(b) at any time before the expiration of 10 days from the date upon which either:

(1) a notice of change relating to a change which has occurred in the information contained in the Offer, which change is one that would reasonably be expected to affect the decision of a shareholder to accept or reject the Offer (other than a change that is not within the control of the Company or of an affiliate of the Company) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(2) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of the waiver of a condition of the Offer);

is delivered to CDS as the registered holder of Shares but only if such tendered Shares have not been taken up by the Company at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) at any time after three business days from the date the Company takes up such tendered Shares, if such tendered Shares have not been paid for by the Company.

For a withdrawal to be effective, a written or printed copy of a notice of withdrawal must be received by the Depositary before the applicable times specified above. Any such notice must be signed by the CDS Participant in the same manner as the CDS Participant's name is listed on the applicable Book Entry Confirmation and must specify, among other things, the number of Shares withdrawn in the case of Auction Tenders. Shareholders who wish to withdraw Shares should contact their nominees for assistance and to obtain copies of the relevant documentation. A shareholder's nominee may set deadlines for the withdrawal of Shares tendered under the Offer that are earlier than those specified above.

Any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer and withdrawals of tendered Shares may not be rescinded. However, withdrawn Shares may be retendered before the Expiration Date by again following the procedures described in section 2 of this Offer to Purchase, "Manner of Acceptance".

If the Company is delayed in taking up or paying for Shares or is unable to pay for Shares, then, without prejudice to the Company's rights, Shares may not be withdrawn except to the extent that shareholders are entitled to withdrawal rights as set forth in this section 5 or pursuant to applicable law.

6. Take-up and Payment for Tendered Shares

Upon the terms and subject to the conditions of the Offer and subject to and in accordance with applicable Canadian securities laws, the Company will take up Shares properly tendered under the Offer in accordance with the terms of this Offer to Purchase as soon as practicable after the Expiration Date (and in any event not later than 10 days after the Expiration Date in accordance with applicable Canadian securities laws). Any Shares taken up will be paid for as soon as practicable (and in any event not later than three business days after they are taken up in accordance with applicable Canadian securities laws).

The Company reserves the right, in its sole discretion, to delay taking up or paying for any Shares or to withdraw the Offer and not take up or pay for any Shares if any condition specified in section 3 of this Offer to Purchase, "Conditions of the Offer", is not satisfied or waived by giving written notice thereof or other communication confirmed in writing to the Depositary. The Company also reserves the right, in its sole discretion, and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law.

The Company will pay for Shares taken up under the Offer by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) to pay for the Shares taken up under the Offer. The Depositary will forward the funds to CDS and settlement will be effected by CDS in accordance with its settlement procedures.

Payments to shareholders will be made in Canadian dollars and net of any applicable withholding taxes.

Tendering shareholders will not be obligated to pay brokerage fees or commissions to the Company, the Dealer Manager or the Depositary. However, shareholders should consult their own nominees to determine whether any fees or commissions are payable to them in connection with tendering Shares under the Offer. The Company will pay all fees and expenses of the Dealer Manager and the Depositary and all mailing costs in connection with the Offer.

The Company will not, under any circumstances, pay any interest by reason of any delay in making payment to any person.

The ownership of Shares not purchased by the Company under the terms of the Offer will continue to be reflected in the book entry system administered by CDS unaffected by the Offer.

7. Liens and Dividends

Shares purchased by the Company under the Offer shall be acquired by the Company free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Shares to shareholders of record on or before the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such shareholders. Each shareholder of record on that date will be entitled to receive that dividend, whether or not such shareholder tenders Shares under the Offer.

8. Notice

Without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is mailed by ordinary mail to CDS and, unless otherwise specified under applicable law, will be deemed to have been received on the first business day following the date of mailing. The Company understands that, upon receipt of any such notice, CDS will provide a notice to the CDS Participants in accordance with the applicable CDS policies and procedures for the book entry system then in effect.

9. Other Terms

The Company reserves the right to permit shareholders holding physical certificates representing Shares (if any) to accept the Offer by completing a letter of acceptance and transmittal and delivering the certificates representing such Shares.

It is a term of the Offer that if no Shares are tendered pursuant to valid Auction Tenders no Shares will be taken up pursuant to Proportionate Tenders.

The "specified amount" for purposes of section 191(4) of the Tax Act shall be C$51 per Share.

No person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in this Offer to Purchase and the Offering Circular and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

The Company, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawal of Shares. The Company reserves the right to reject any tender of Shares under the Offer determined by it not to be in proper form or the acceptance for payment of Shares that may (in the opinion of the Company's counsel) be unlawful. The Company also reserves the right to permit the Offer to be accepted in a manner other than set forth in section 2 of this Offer to Purchase, "Manner of Acceptance", and to waive any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed to be properly

made until all defects and irregularities have been cured or waived. Unless waived, all defects or irregularities in connection with tenders of Shares must be cured within such time as the Company shall determine. **None of the Company, the Dealer Manager, the Depositary, the Information Agent and any other person is or will be obligated to give notice of defects or irregularities in respect of any tender or withdrawal of Shares or other matter relating to the Offer except as expressly provided in this Offer to Purchase, and none of them shall incur any liability for failure to give any such notice.** The Company's interpretation of the terms and conditions of the Offer (including this Offer to Purchase, the Offering Circular and the Letter of Acceptance and Transmittal) will be final and binding.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The Company may, however, in its sole discretion, take such action as it may deem necessary to extend the Offer to shareholders in any such jurisdiction.

This Offer to Purchase, together with the Offering Circular, constitutes the issuer bid circular required under Canadian securities laws with respect to the Offer. The Offering Circular contains additional information relating to the Company and the Offer and the Company urges you to read it in its entirety.

DATE: February 16, 2007

ING CANADA INC.

(Signed) CLAUDE DUSSAULT
President and Chief Executive Officer

OFFERING CIRCULAR

This Offering Circular is being furnished in connection with the Offer made by the Company to purchase, on the terms and subject to the conditions contained in the Offer to Purchase, that number of Shares validly tendered pursuant to the Offer having an aggregate purchase price not exceeding C$500,000,000. The terms of the accompanying Offer to Purchase and the Letter of Acceptance and Transmittal are incorporated into and form part of this Offering Circular. Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details with respect to tender mechanics, withdrawal rights and manner of payment. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Offering Circular.

1. ING Canada Inc.

ING Canada Inc. is a holding company incorporated under the CBCA which, through its operating subsidiaries, provides property and casualty insurance in Canada. The registered and principal office of the Company is 700 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5G 0A1.

The Company is subject to the reporting requirements of applicable Canadian securities laws and the rules, policies and guidelines of the TSX and in accordance therewith files reports and other information with Canadian securities regulatory authorities and the TSX.

The Company is incorporating by reference into this Offering Circular certain documents that it has filed with the Canadian securities regulatory authorities which means that it can disclose important information to you by referring you to those documents. The documents that the Company has filed with the Canadian securities regulatory authorities which are incorporated by reference into this Offering Circular are:

(a) the Company's annual information form ("AIF") dated March 29, 2006;

(b) the Company's audited consolidated financial statements for the year ended December 31, 2005, including the notes thereto, together with the auditors' report thereon;

(c) the Company's management discussion and analysis of financial condition and results of operations for the year ended December 31, 2005 ("Annual MD&A");

(d) the Company's unaudited consolidated financial statements, including the notes thereto, as at and for the three-month and nine-month periods ended September 30, 2006;

(e) the Company's management discussion and analysis of financial condition and results of operations for the three-month and nine-month periods ended September 30, 2006 ("Interim MD&A");

(f) the Company's management proxy circular dated March 27, 2006 in respect of the Company's annual meeting of shareholders held on May 1, 2006;

(g) a material change report dated January 23, 2007 relating to the announcement of certain senior executive officer changes; and

(h) a press release dated February 15, 2007 announcing the Company's review of performance and financial condition for the three-month and twelve-month periods ended December 31, 2006.

All documents of the type referred to above in paragraphs (a)-(g) (excluding confidential material change reports) filed by the Company with the Canadian securities regulatory authorities subsequent to the date of the Offer to Purchase and prior to the Expiration Date or termination of the Offer are incorporated by reference into this Offering Circular and form part of this Offering Circular from the date of filing.

Any statement contained in a document that is incorporated by reference into this Offering Circular will be deemed to be modified or superseded for the purposes of this Offering Circular to the extent that a statement contained in this Offering Circular, or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this Offering Circular, modifies or supersedes that statement. The modifying or superseding statement does not need to state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Upon request, the Company will provide, without charge, to each person who receives the Offering Circular, a copy of any or all of the documents incorporated by reference (other than exhibits to the documents that are not specifically incorporated by reference in the documents). Please direct written or oral requests for copies to the Company at 700 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5G 0A1, Attention: Investor Relations. Shareholders may also access these documents through the SEDAR website at www.sedar.com.

2. Authorized and Outstanding Share Capital

The authorized share capital of the Company consists of an unlimited number of Shares, an unlimited number of Class A Shares (issuable in series, the rights and preferences of which may be established from time to time by the Board of Directors) and one special share. At February 16, 2007, 133,732,000 Shares, no Class A Shares and one special share were issued and outstanding. ING Groep owns indirectly 93,620,000 Shares (representing approximately 70% of the outstanding Shares) and the outstanding special share.

3. Purpose and Reasons for the Offer

The Company believes that the purchase of Shares represents an appropriate use of its available cash on hand. The Company also believes that the Offer represents an opportunity for the Company to return up to C$500,000,000 of capital to shareholders who elect to tender while at the same time increasing the proportionate Share ownership of shareholders who elect not to tender.

On August 8, 2006, management of the Company recommended to the Board of Directors that the Company consider an issuer bid as part of a review of the opportunities available to deploy the Company's available cash on hand. On November 7, 2006, the Board of Directors authorized management to review and assess a potential issuer bid within parameters approved by the Board of Directors. At its meeting on February 13, 2007 and for the reasons set out below, the Board of Directors determined that it would be in the best interests of the Company and its shareholders to proceed with an issuer bid. Prior to the opening of markets on February 15, 2007, the Company announced its intention to proceed with the Offer. Following the close of markets on February 16, 2007, the Board of Directors approved the price range of the Offer and the price range was announced.

In making its decision to approve the Offer, the Board of Directors considered, among other things:

(a) the positive impact that the purchase of Shares would have on the Company's earnings and cash flow calculated on a per Share basis;

(b) after giving effect to the Offer, the Company will continue to have sufficient financial resources and working capital to carry on its business and operations and is not expected to be precluded from pursuing the growth of its business and operations or other foreseeable opportunities;

(c) the Offer provides shareholders with an opportunity to realize on all or a part of their investment in the Company;

(d) the Offer is being made to all shareholders who are free to accept or reject the Offer;

(e) shareholders wishing to tender Shares may do so pursuant to Auction Tenders or Proportionate Tenders;

(f) the Offer is not conditional on any minimum number of Shares being tendered;

(g) shareholders who do not tender Shares will realize a proportionate increase in their Share ownership following completion of the Offer; and

(h) the determination by the Board of Directors that it is reasonable to conclude that, following completion of the Offer, there will be a market for shareholders who do not tender Shares to the Offer that is not materially less liquid than the market that existed at the time of making the Offer (see "Liquidity of Market" below).

Notwithstanding the foregoing considerations, before making any decision to tender or not tender Shares to the Offer, shareholders should carefully consider the risks associated with the Company's business, including the risks described under the heading "Risk Factors" in the Company's AIF and "Risk Management" in the Company's Annual MD&A and Interim MD&A.

Subject to certain exceptions, Canadian securities laws prohibits the Company and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or the date of termination of the Offer. Subject to applicable law, the Company may in the future purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on terms that are more or less favourable to shareholders than the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the Company's business and financial position, the results of the Offer and general economic and market conditions.

Neither the Company nor the Board of Directors makes any recommendation to shareholders about whether to tender or the method of tendering Shares to the Offer. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information contained in the Offer to Purchase and the Offering Circular, to consult their professional advisors and to make their own decisions about whether and how to tender Shares to the Offer. Shareholders should also consider the income tax consequences of accepting the Offer. See section 14 of the Offering Circular, "Certain Canadian Federal Income Tax Considerations" and section 15 of the Offering Circular, "Certain United States Federal Income Tax Considerations", as applicable.

Liquidity of Market

At February 16, 2007, the Company had outstanding 133,732,000 Shares, of which approximately 40.0 million Shares comprise the "public float" (excludes shares owned by "related parties" of the Company under applicable Canadian securities laws). For the purpose of the Offer, the "related parties" are: (a) ING Groep and its directors and senior officers; (b) the directors and senior officers of the Company; and (c) any entities affiliated with the foregoing.

The number of Shares that the Company will purchase pursuant to the Offer and the aggregate purchase price therefor will vary depending on whether the Auction Tender Purchase Amount is equal to or less than the Auction Tender Limit Amount. If the Auction Tender Purchase Amount is equal to the Auction Tender Limit Amount, the Company will purchase 8,474,576 Shares if the Purchase Price is C$59 (the maximum Purchase Price) and 9,803,921 Shares if the Purchase Price is C$51 (the minimum Purchase Price), in both cases for an aggregate purchase price of C$500,000,000. If the Auction Tender Purchase Amount is less than the Auction Tender Limit Amount, the Company will purchase proportionately fewer Shares and the aggregate purchase price therefor will be proportionately less.

If the Company purchases 9,803,921 Shares pursuant to the Offer (the maximum number of Shares that may be purchased pursuant to the Offer) and assuming that ING Groep makes a Proportionate Tender and none of the other related parties tenders their Shares pursuant to the Offer, the "public float" will be comprised of approximately 37.1 million Shares.

The Company is relying on the "liquid market exemption" specified in OSC Rule 61-501 and AMF Regulation Q-27 from the requirement to obtain a formal valuation in connection with the Offer.

The Company has determined that there is a liquid market in the Shares because:

(a) there is a published market for the Shares (the TSX);

(b) during the period of twelve months before February 15, 2007 (the date the Offer was announced):

   (1) the number of issued and outstanding Shares was at all times at least 5,000,000, excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Shares that were not freely tradeable;

   (2) the aggregate trading volume of the Shares on the TSX was approximately 35.8 million;

(3) the number of trades in Shares on the TSX exceeded 1,000 by a significant margin; and

(4) the aggregate value of trades in Shares on the TSX was approximately C$1.985 billion; and

(c) the market value of the Shares on the TSX excluding those held by related parties, as determined in accordance with applicable rules, was approximately C$2.106 billion for January, 2007 (the calendar month preceding the calendar month in which the Offer was announced).

The Board of Directors has considered the anticipated effect of the Offer on the liquidity of the market for shareholders who do not tender Shares under the Offer and in so doing has considered the following factors:

(a) the extent by which the trading volume, number of trades and aggregate trading value of the Shares during the twelve-month period preceding the announcement of the Offer, the size of the public float of the Shares and the market value of the Shares exceed the minimum "liquid market" requirements specified in both OSC Rule 61-501 and AMF Regulation Q-27;

(b) the number of Shares to be acquired under the Offer in relation to the public float, the trading volumes of and the number of trades in the Shares on the TSX, the value of trades on the TSX and the market value of the Shares during the twelve-month period preceding the announcement of the Offer; and

(c) the effect that the purchase of 9,803,921 Shares (the maximum number of Shares that may be purchased under the Offer) by the Company would have on the aggregate shareholdings of the related parties.

Based on the considerations described above, the Board of Directors has determined that it is reasonable to conclude that, following completion of the Offer, there will be a market for shareholders who do not tender Shares to the Offer that is not materially less liquid than the market that existed at the time of making of the Offer.

The Board of Directors also obtained an opinion from CIBC World Markets Inc. to the effect that a liquid market exists at February 16, 2007 and it is reasonable to conclude that, on completion of the Offer, there will be a market for shareholders who do not tender Shares to the Offer that is not materially less liquid than the market that existed at the time of making the Offer. A copy of the Liquidity Opinion is attached to this document as Schedule A.

The valuation requirements of the securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or, it is anticipated, shall have been waived by such securities regulatory authorities prior to the Expiration Date.

4. *Financial Statements*

The audited annual consolidated financial statements of the Company for the year ended December 31, 2005 and the unaudited interim consolidated financial statements of the Company for the three-month and nine-month periods ended September 30, 2006 have previously been mailed to shareholders.

On February 15, 2007, the Company issued a press release announcing its review of performance and financial condition for the three-month and twelve-month periods ended December 31, 2006. A copy of this press release is available on the SEDAR website at www.sedar.com.

The Company expects to file its audited annual consolidated financial statements for the year ended December 31, 2006 and related management discussion and analysis of financial condition and results of operations for the year ended December 31, 2006 on March 30, 2007.

Shareholders may obtain copies of available financial statements from the SEDAR website at www.sedar.com or, without charge, upon request to the Company at 700 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5G 0A1, Attention: Investor Relations.

5. Price Range of Shares and Dividends

The Shares are listed on the TSX. The following table sets forth for the periods indicated the high and low trading prices per Share and volumes traded on the TSX as compiled from published financial sources.

	TSX		
	High	Low	Volume
	(C$)		(Shares)
2006			
January	56.10	51.40	2,048,904
February	58.50	50.66	3,246,937
March	61.30	54.69	5,937,110
April	60.64	54.01	2,606,428
May	60.67	50.65	5,148,410
June	57.31	52.00	3,009,491
July	57.45	51.54	1,415,383
August	56.90	52.20	2,479,993
September	57.45	53.22	2,265,106
October	59.70	55.55	2,097,029
November	59.03	52.70	2,448,070
December	54.49	51.25	2,574,262
2007			
January	53.92	51.50	3,629,634
February (February 1 to February 16)	53.47	50.01	2,261,065

On February 14, 2007 (the last trading day before the Offer was announced), the closing price of the Shares on the TSX was C$52.70. On February 16, 2007 (the last trading day before the price range was announced), the closing price of the Shares on the TSX was C$51.51 per Share.

During the two-year period preceding the date of the Offer, the Company has paid quarterly dividends in 2005 (C$0.1625 per Share) and 2006 (C$0.25 per Share). There are currently no restrictions on the Company's ability to pay dividends. On February 15, 2007, the Company announced that it intends to increase its quarterly dividend from C$0.25 per Share to C$0.27 commencing with the Company's first quarter dividend payable on March 30, 2007. Each shareholder of record on March 15, 2007 will be entitled to receive the Company's quarterly dividend of C$0.27 per Share payable on March 30, 2007 whether or not they tender Shares under the Offer.

6. Previous Distributions of Securities

During the five years preceding the date of the Offer, the Company has not distributed Shares other than pursuant to its initial public offering completed in December 2004 and January 2005. On December 14, 2004, the Company issued 34,880,000 Shares at C$26 per Share. On January 15, 2005, pursuant to the exercise of an over-allotment option (granted to the underwriters in connection with the Company's initial public offering), the Company issued an additional 5,232,000 Shares at C$26 per Share. The total number of Shares issued by the Company pursuant to its initial public offering was 40,112,000 for total gross proceeds of C$1.043 billion.

7. Previous Purchases and Sales of Securities

No securities of the Company have been purchased or sold by the Company during the twelve months preceding the date of the Offer.

8. Ownership of Shares and Acceptance of the Offer

To the knowledge of the Company, after reasonable inquiry, no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to the Shares, except ING Groep which owns indirectly approximately 70% of the issued and

outstanding Shares. ING Groep has advised the Company that it intends to make a Proportionate Tender with respect to the Offer.

To the knowledge of the Company, after reasonable inquiry, the following table indicates, at February 16, 2007, the number of securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and senior officer of the Company and their respective associates and any person or company acting jointly or in concert with the Company:

Name	Relationship with Company	No. of Shares	% of Outstanding Shares	No. of Deferred Share Units Granted[1]	No. of Performance Units Granted[2]
Yves Brouillette[3]	Chairman	1,000	0.0007	375	—
Paul Cantor	Independent Director	500	0.0004	456	—
Marcel Côté	Independent Director	2,250	0.0017	1,841	—
Robert W. Crispin[3]	Director	—	—	—	—
Ivan E.H. Duvar	Independent Director	1,000	0.0007	740	—
Eileen Mercier	Independent Director	1,000	0.0007	996	—
Kathleen A. Murphy[3]	Director	—	—	—	—
Robert Normand	Independent Director	2,000	0.0015	1,666	—
Louise Roy	Independent Director	2,000	0.0015	740	—
Carol Stephenson	Independent Director	1,000	0.0007	1,666	—
David A. Wheat[3]	Director	—	—	—	—
Claude Dussault	Director, President and Chief Executive Officer	30,000	0.0224	—	57,189
Charles Brindamour	Chief Operating Officer	13,500	0.0101	—	18,196
Derek Iles	President ING Insurance	4,500	0.0034	—	20,158
Claude Désilets	Chief Risk Officer & Appointed Actuary P&C Companies	500	0.0004	—	7,050
Marc Provost	Senior Vice-President, Managing Director & Chief Investment Officer ING Investment Management, Inc.	1,000	—	—	9,780
Mark Tullis	Chief Financial Officer	5,000	0.0037	—	18,263
Françoise Guénette	Senior Vice-President, Corporate and Legal Services and Secretary	500	0.0004	—	7,349

Notes:

1. In February 2005, the Company established a deferred share unit ("DSU") plan to provide an alternative form of compensation for non-related directors of the Company and its property and casualty insurance company subsidiaries. Under the terms of the DSU plan, C$10,000 of compensation is paid at the beginning of each year and eligible directors may elect to receive board and committee retainer fees in DSUs. A DSU is a bookkeeping entry that represents an amount owed by the Company to eligible directors but which will not be paid out until such time as the director ceases to be a director. Payment of the DSU may be in cash or Shares purchased on the open market. At February 16, 2007, 9,030 DSUs have been issued under the terms of the DSU plan.

2. In February 2005, the Company established a long-term incentive plan ("LTIP"). Under the terms of the LTIP, participating executives are awarded performance units (each performance unit is equal in value to one Share). The performance units represent contingent awards of Shares that vest at the end of three-year performance periods. The value of the pay-out is based on the then current market

price of the Shares and may be increased by up to 100% or decreased to as low as 0% based on the Company's three-year average return on equity relative to the Canadian P&C (property and casualty) industry three-year average return on equity. The pay-out is made in the form of Shares purchased on the open market and sale restrictions are placed on such Shares which prohibit sale for a period of two years following the pay-out. At February 16, 2007, 361,873 performance units have been issued under the terms of the LTIP.

3. Appointed by ING Groep.

None of the directors and senior officers of the Company and, to the knowledge of the Company (after reasonable inquiry), none of their associates intends to tender any Shares to the Offer.

9. Commitments to Acquire Securities

The Company has no commitments to purchase securities of the Company other than pursuant to the Offer. To the knowledge of the Company, after reasonable inquiry, no person or company named under "Ownership of Shares and Acceptance of the Offer" has any commitment to acquire securities of the Company.

10. Benefits from the Offer

No person or company named under "Ownership of Shares and Acceptance of the Offer" will receive any direct or indirect benefit from accepting or refusing to accept the Offer (other than consideration available to any shareholder who does or does not participate in the Offer).

11. Contracts, Arrangements and Understandings

Except as described or referred to in the Offer to Purchase and the Offering Circular, there are no contracts, arrangements or understandings, formal or informal, between the Company and any shareholder in relation to the Offer or between the Company and any person with respect to any securities of the Company in relation to the Offer.

12. Material Changes in the Affairs of the Company

Except as described or referred to in the Offer to Purchase and the Offering Circular, the directors and senior officers of the Company are not aware of any plans or proposals for material changes in the affairs of the Company.

13. Prior Valuations

To the knowledge of the directors and senior officers of the Company, no prior valuations regarding the Company or its material assets have been prepared within the two years preceding the date hereof.

14. Certain Canadian Federal Income Tax Considerations

The Company has been advised by McMillan Binch Mendelsohn LLP that the following summary accurately describes the principal Canadian federal income tax considerations generally applicable to a sale of Shares pursuant to the Offer by a shareholder who, for the purposes of the Tax Act and at all relevant times, holds Shares as capital property, deals at arm's length with the Company, and is not affiliated with the Company.

The Shares will generally be considered to be capital property to a shareholder provided the shareholder does not hold the Shares in the course of carrying on a business of buying and selling securities and has not acquired the Shares in a transaction considered to be an adventure in the nature of trade. Certain shareholders whose Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares, and every "Canadian security" (as defined in the Tax Act) owned by such shareholder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property.

Shares held by certain financial institutions, registered securities dealers, and corporations controlled by one or more of the foregoing are generally not held as capital property and are subject to special "mark-to-market" rules which are not discussed in this summary. In addition, depending on the circumstances,

including the number of Shares held by a shareholder and persons with whom the shareholder does not deal at arm's length, the Offer may cause a Share to be treated as a "term preferred share" for the purposes of the Tax Act in respect of the sale of the Share to the Company pursuant to the Offer. The consequences of such treatment to a shareholder that is a "specified financial institution" for the purposes of the Tax Act may be the denial of the deduction for dividends deemed to be received on the Shares that is described under "Residents of Canada — Corporate Shareholders" below. This summary is not applicable to shareholders that are "financial institutions", "specified financial institutions" or "restricted financial institutions" for the purposes of the Tax Act and such shareholders should consult their own tax advisors with respect to their own particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Revenue Agency (the "CRA"). This summary does not otherwise take into account or anticipate changes in law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

This summary is based on the assumption that, at all relevant times, the Shares will be listed on a prescribed stock exchange for the purposes of the Tax Act (which currently includes the TSX).

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed as, legal or tax advice to any particular shareholder and no representation is made with respect to the income tax consequences to any particular shareholder. Accordingly, shareholders should consult their own tax advisors with respect to their own particular circumstances.

Residents of Canada

This portion of the summary applies to shareholders who are resident, or deemed to be resident, in Canada for the purposes of the Tax Act and any relevant income tax treaty or convention.

IN LIGHT OF THE DEEMED DIVIDEND THAT WILL ARISE ON A SALE OF SHARES PURSUANT TO THE OFFER AS DESCRIBED BELOW, AS OPPOSED TO THE CAPITAL GAINS TREATMENT GENERALLY ASSOCIATED WITH A SALE OF SHARES IN THE OPEN MARKET, SHAREHOLDERS WHO WISH TO DISPOSE OF THEIR SHARES AND WHO ARE NOT GENERALLY EXEMPT FROM CANADIAN FEDERAL INCOME TAX SHOULD CONSULT WITH THEIR PROFESSIONAL ADVISORS TO FULLY ASSESS THE TAX CONSEQUENCES OF SELLING SHARES PURSUANT TO THE OFFER AND ALTERNATIVES TO ACCEPTING THE OFFER.

Individual Shareholders

A shareholder who is an individual and who sells Shares to the Company pursuant to the Offer will be deemed to receive a taxable dividend (on a separate class of shares comprising the Shares so acquired by the Company) equal to the excess of the amount paid by the Company for the Shares over their "paid-up capital" as defined for the purposes of the Tax Act. The Company estimates that, on the Expiration Date, the "paid-up capital" per Share will equal approximately C$9.12. The deemed dividend will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from a taxable Canadian corporation.

Individual shareholders who sell Shares to the Company pursuant to the Offer will also be considered to have disposed of those Shares. The excess of the amount paid by the Company over the amount deemed to be received by the shareholder as a dividend will be treated as proceeds of disposition of the Shares. The shareholder will realize a capital gain (loss) on the disposition of the Shares equal to the amount by which the shareholder's proceeds of disposition, net of any reasonable costs of disposition, exceed (are less than) the shareholder's adjusted cost base of the Shares sold to the Company pursuant to the Offer.

Corporate Shareholders

A corporate shareholder that sells Shares to the Company pursuant to the Offer will (subject to the potential application of subsection 55(2) of the Tax Act) be deemed to receive a taxable dividend (on a separate class of shares comprising the Shares so acquired by the Company) equal to the excess of the amount paid by the Company for the Shares over their "paid-up capital" as defined for the purposes of the Tax Act. The Company estimates that, on the Expiration Date, the "paid-up capital" per Share will equal approximately C$9.12.

The amount of any such deemed dividend received by a corporate shareholder that is not required to be recognized as proceeds of disposition by virtue of subsection 55(2) of the Tax Act as described below will be included in computing the shareholder's income as a dividend and a corresponding amount will ordinarily be deductible in computing the shareholder's taxable income. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay a refundable tax under Part IV of the Tax Act of 33⅓% of the amount of the deemed dividend.

Under subsection 55(2) of the Tax Act, a corporate shareholder may be required to treat all or a portion of the deemed dividend resulting from a sale of Shares to the Company pursuant to the Offer as proceeds of disposition of the Shares, and not as a dividend. Subsection 55(2) of the Tax Act will not apply if the dividend is not deductible in computing the shareholder's taxable income, or to the portion of the deemed dividend that is subject to tax under Part IV of the Tax Act that is not refunded under the circumstances specified in subsection 55(2) of the Tax Act. Further, subsection 55(2) will not apply unless the shareholder would have realized a capital gain on a disposition of any Share at fair market value immediately before its sale to the Company and the sale to the Company resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the shareholder's "safe income" in respect of the particular Share. In highly simplified terms, the "safe income" in respect of a Share held by a shareholder is generally equal to the portion of the Company's undistributed income for purposes of the Tax Act that is attributable to the Share and that is earned or realized after the later of 1971 and the time the shareholder acquired the Share. Corporate shareholders should consult with their tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act having regard to their own particular circumstances.

The sale of Shares to the Company pursuant to the Offer will also be a disposition of the Shares. The excess of the amount paid by the Company over the amount deemed to be received by the shareholder as a dividend (after application of subsection 55(2) of the Tax Act) will be treated as proceeds of disposition of the Shares. A shareholder will realize a capital gain (loss) on the disposition of the Shares equal to the amount by which the shareholder's proceeds of disposition, net of any reasonable costs of disposition, exceed (are less than) the shareholder's adjusted cost base to the Shares sold to the Company pursuant to the Offer.

Treatment of Capital Gains or Capital Losses

One-half of any capital gain realized by a shareholder will be included in the shareholder's income as a taxable capital gain. One-half of any capital loss (an "allowable capital loss") realized by a shareholder generally may be deducted from taxable capital gains realized by the shareholder in the year in which such allowable capital losses are realized. Any remaining allowable capital losses may be deducted from taxable capital gains realized by the shareholder in the three preceding years and in any subsequent taxation years, subject to and in accordance with the provisions of the Tax Act.

The amount of a capital loss realized by a corporate shareholder may, in certain cases, be reduced by the amount of dividends or deemed dividends received on the Shares to the extent and in the circumstances set out in the Tax Act. Comparable rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of Shares pursuant to the Offer. Corporate shareholders and shareholders that are partnerships or trusts of which a corporation is a member or a beneficiary should consult with their own tax advisors for specific advice regarding the potential reduction of any capital loss realized on the sale of Shares pursuant to the Offer.

A shareholder that has realized a capital loss on the sale of Shares pursuant to the Offer could have all or a portion of that loss denied under the "stop-loss rules" in the Tax Act. Subject to certain exceptions, these rules

will apply if the shareholder, or a person affiliated with the shareholder, acquires additional Shares in the period beginning 30 days, before and ending 30 days after, the sale of Shares pursuant to the Offer. If these rules apply, all or a portion of the loss realized is deemed to be nil and the amount of the denied loss may only be utilized as allowed under the Tax Act. Shareholders should consult with their own tax advisors for specific advice about the application of these "stop loss rules".

A shareholder that is a "Canadian-controlled private corporation" throughout the year (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains (but not to include dividends or deemed dividends that are deductible in computing taxable income).

Individual shareholders (including trusts, other than certain specified trusts) who realize a capital gain as a result of the sale of Shares pursuant to the Offer should consult their own tax advisors with respect to the "alternative minimum tax" rules set out in the Tax Act.

Non-Residents of Canada

This portion of the summary applies to shareholders who, for the purposes of the Tax Act, or any applicable income tax treaty or convention: (a) are not resident, or deemed to be resident, in Canada; (b) do not use or hold, and are not deemed to use or hold, their Shares in connection with carrying on a business in Canada; (c) have not, either alone or in combination with persons with whom the shareholder does not deal at "arm's length", owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the sale of the Shares under the Offer; (d) do not hold Shares that are otherwise deemed to be "taxable Canadian property"; and (e) in the case of shareholders that carry on an insurance business in Canada and elsewhere, do not hold Shares that constitute "designated insurance property" (each, a "Non-Canadian Holder").

IN LIGHT OF THE DEEMED DIVIDEND THAT WILL ARISE ON ACCOUNT OF A SALE OF SHARES PURSUANT TO THE OFFER, AND THE RESULTING CANADIAN WITHHOLDING TAX EXIGIBLE IN RESPECT OF SUCH DEEMED DIVIDEND AS DESCRIBED BELOW, AS OPPOSED TO THE CAPITAL GAINS TREATMENT GENERALLY ASSOCIATED WITH A SALE OF SHARES IN THE OPEN MARKET, NON-CANADIAN HOLDERS WHO WISH TO DISPOSE OF THEIR SHARES SHOULD CONSULT WITH THEIR PROFESSIONAL ADVISORS AND FULLY CONSIDER THE TAX CONSEQUENCES OF A SALE OF SHARES PURSUANT TO THE OFFER AND ALTERNATIVES TO ACCEPTING THE OFFER.

A Non-Canadian Holder should not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Shares pursuant to the Offer.

A Non-Canadian Holder who sells shares pursuant to the Offer will be deemed to have received a taxable dividend calculated as described under "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Individual Shareholders". This deemed dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under an income tax convention between Canada and the country in which the shareholder is resident. For example, a deemed dividend received by a shareholder that is resident in the United States for the purposes of the *Canada-US Income Tax Convention* (the "U.S. Treaty") will generally be subject to Canadian withholding tax at a treaty-reduced rate of 15%.

Under the U.S. Treaty, a dividend paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States, other than a dividend that constitutes income from carrying on a trade or business, is generally exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding the registration of such organizations, the Company will not generally be required to withhold tax from payments made to such organizations. If such an organization does not follow these administrative procedures, the Company will be required to withhold tax and the organization will have to make certain filings with the CRA to claim a refund to recover the amounts withheld.

15. Certain United States Federal Income Tax Considerations

The following describes the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) who tender and sell Shares to the Company pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This is not a complete description of all of the U.S. federal income tax consequences applicable to U.S. Holders participating in the Offer and, in particular, does not address U.S. federal income tax considerations applicable to shareholders that are subject to special rules (including, without limitation, financial institutions, regulated investment companies, dealers in securities or currencies, traders that mark to market, shareholders that own an interest in a partnership or other pass-through entity that holds Shares, shareholders that hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, shareholders who acquired their shares in connection with a stock option plan or in any other compensatory transaction, shareholders subject to the alternative minimum tax, shareholders that have a "functional currency" other than the U.S. dollar and shareholders that do not hold the Shares as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code). Shareholders that are subject to special treatment or that are not U.S. Holders may be subject to different tax consequences, including different information reporting and withholding consequences, and should consult their own tax advisors.

In addition, this summary does not discuss any aspect of U.S. state and local tax laws or non-U.S. tax laws that may be applicable to any shareholder, or any other tax considerations besides U.S. federal income tax considerations.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder. U.S. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances.

Except as otherwise set forth below, and subject to the qualifications noted above, the following discussion is limited to the U.S. federal income tax consequences relevant to a U.S. Holder. A "U.S. Holder" is a shareholder that is:

- an individual who is a citizen or resident of the United States for federal income tax purposes;
- a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or a political subdivision thereof;
- an estate the income of which (other than income that is effectively connected with a U.S. trade or business) is subject to U.S. federal income taxation regardless of source; or
- a trust if (a) a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have authority to control all of the trust's substantial decisions or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership, or other entity taxable as a partnership, may depend on both the partnership's and the partner's status. Partnerships tendering Shares and persons holding beneficial interests in Shares through a partnership are urged to consult their own tax advisors.

The foregoing general summary is not intended to be a complete description of all potential U.S. federal income tax considerations with respect to U.S. Holders participating in the Offer, and it does not describe any other U.S. federal, state, local, or any non-U.S. tax considerations. As indicated, the summary is not intended to constitute tax advice to any particular U.S. Holder, and U.S. Holders should consult their own tax advisors as to the specific tax consequences of the Offer to them, including tax return reporting requirements, the applicability and effect of U.S. federal, state, and local and any non-U.S. tax laws, and the effect of any proposed changes in applicable tax laws.

U.S. Holders Who Receive Cash Pursuant to the Offer

For U.S. federal income tax purposes, if a U.S. Holder tenders and sells Shares for cash pursuant to the Offer, such transaction will be treated either as a "sale or exchange" of the Shares by such U.S. Holder or as "distribution" by the Company in respect of such U.S. Holder's Shares. As described below, the specific treatment will depend, in part, upon the U.S. Holder's particular circumstances.

Sale or Exchange of Shares. Under Section 302 of the Code, a U.S. Holder whose Shares are tendered and sold for cash pursuant to the Offer will be treated as having engaged in a "sale or exchange" of such Shares, and thus will recognize gain or loss, if the transaction (a) has the effect of a "substantially disproportionate" distribution by the Company with respect to such U.S. Holder; (b) results in "complete termination" of such Holder's equity interest in the Company; or (c) is "not essentially equivalent to a dividend" with respect to the U.S. Holder. These tests (the "Section 302 tests") are explained more fully below.

Constructive Ownership of Shares. In determining whether any of the Section 302 tests is satisfied, a U.S. Holder must take into account not only Shares actually owned by the U.S. Holder, but also Shares that are constructively owned within the meaning of Section 318 of the Code. Under Section 318 of the Code, a U.S. Holder may constructively own Shares that are actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the U.S. Holder has an interest or that have an interest in the U.S. Holder, as well as any Shares the U.S. Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

The Section 302 Tests. One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a distribution.

(a) "Substantially Disproportionate" Test. The receipt of cash by a U.S. Holder will have the effect of a "substantially disproportionate" distribution by the Company with respect to the U.S. Holder if the percentage of the outstanding voting shares of the Company actually and constructively owned by the U.S. Holder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares of the Company actually and constructively owned by the U.S. Holder immediately before the exchange (treating Shares purchased pursuant to the Offer as outstanding). U.S. Holders should consult their tax advisors concerning the application of the substantially disproportionate test to their particular circumstances.

(b) "Complete Termination" Test. The receipt of cash by a U.S. Holder will be treated as a complete termination of the U.S. Holder's equity interest in the Company if either (1) all of the Shares actually and constructively owned by the U.S. Holder are sold pursuant to the Offer or (2) all of the Shares actually owned by the U.S. Holder are sold pursuant to the Offer and the U.S. Holder is eligible to waive, and effectively waives, the attribution of all Shares constructively owned by the U.S. Holder in accordance with the procedures described in Section 302(c)(2) of the Code.

(c) "Not Essentially Equivalent to a Dividend" Test. The receipt of cash by a U.S. Holder will generally be treated as "not essentially equivalent to a dividend" if the U.S. Holder's sale of Shares pursuant to the Offer results in a meaningful reduction of the U.S. Holder's proportionate interest in the Company. Whether the receipt of cash by the U.S. Holder will be treated as not essentially equivalent to a dividend will depend on the U.S. Holder's particular facts and circumstances. In the case of a U.S. Holder holding a small minority interest in the Company's Shares, even a small reduction in such interest is likely to be treated as a "meaningful reduction," and thus satisfy the "not essentially equivalent to a dividend" test.

Under certain circumstances, it may be possible for a tendering U.S. Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the U.S. Holder but that are not purchased pursuant to the Offer. Conversely, a U.S. Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares by the U.S. Holder or by a related party whose shares are constructively owned by the

U.S. Holder. U.S. Holders should consult their tax advisors regarding the consequences of such sales or acquisitions in their particular circumstances.

If the Offer is over-subscribed, the Company's purchase of Shares deposited may be prorated. Thus, even if all the Shares actually and constructively owned by a U.S. Holder are deposited, it is possible that not all of the Shares will be purchased by the Company, which in turn may affect the U.S. federal income tax consequences, in particular, the U.S. Holder's ability to satisfy one of the Section 302 tests described above.

Tax Treatment of a "Sale or Exchange" of Shares. If a U.S. Holder is treated as having engaged in a "sale or exchange" of such U.S. Holder's Shares under any of the tests described above, such U.S. Holder will recognize gain or loss equal to the difference between the amount realized by such U.S. Holder (taking into account certain currency adjustments and before any withholding tax) and such U.S. Holder's adjusted tax basis in the Shares exchanged. Such gain will generally be treated as United States source gain, which may limit the U.S. Holder's ability to claim a foreign tax credit for any Canadian withholding tax imposed on the payment made to such U.S. Holder by the Company. If a U.S. Holder is eligible for the benefits of the Canada-United States Income Tax Convention, an election may be available pursuant to which the U.S. Holder would, for purposes of computing the foreign tax credit limitation solely with respect to the amount received in exchange for deposited Shares, be entitled to treat such gain as foreign source income. U.S. Holders should consult their own tax advisors regarding the availability of such an election as well as the application of the foreign tax credit limitation rules in their particular situations. Any such gain or loss will be capital gain or loss if the Shares are held as a capital asset, and such capital gain or loss will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the sale. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15%.

Distribution in Respect of Shares. If a U.S. Holder who sells Shares pursuant to the Offer is not treated under Section 302 of the Code as having engaged in a "sale or exchange" of such U.S. Holder's Shares, then the amount realized (taking into account certain currency adjustments and before any withholding tax) by a U.S. Holder will be treated as a distribution by the Company in respect of such U.S. Holder's Shares.

Tax Treatment of a Distribution in Respect of Shares. In the event that the amount realized is treated as a distribution by the Company, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on the Shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Provided certain holding period requirements are satisfied, non-corporate U.S. Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on the amounts treated as a distribution.

Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's adjusted tax basis in the Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the Shares, with the consequences described above under the heading "— Tax Treatment of a "Sale or Exchange" of Shares". For taxable years beginning after December 31, 2006, distributions of current or accumulated earnings and profits generally will be "passive category income" or "general category income" for U.S. foreign tax credit limitation purposes. Accordingly, the recipients of such dividends may not be able to claim a full U.S. foreign tax credit for Canadian withholding tax paid on such dividends. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitations and other rules in their particular situations.

Any amount treated as a dividend received by a corporate U.S. Holder generally will not be eligible for the dividends received deduction.

Basis in Remaining Shares. If, with respect to a U.S. Holder, the tender and sale of Shares pursuant to the Offer is treated as a distribution by the Company with respect to such U.S. Holder's Shares, such U.S. Holder's adjusted tax basis in its remaining Shares generally will be increased by such U.S. Holder's adjusted tax basis in the Shares tendered and sold pursuant to the Offer and will be decreased by the portion of such U.S. Holder's proceeds from the Offer that are treated as a tax-free return of capital.

United States Backup Withholding and Information Reporting

Proceeds from the sale of Shares pursuant to this Offer may be subject to information reporting to the Internal Revenue Services (the "IRS") and U.S. Holders that do not appropriately complete the Substitute Form W-9 included in the Letter of Acceptance and Transmittal may be subject to United States "backup withholding tax" (currently at a rate of 28%) with respect to payments made to them. Backup withholding is not an additional tax. The amount of backup withholding tax will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income taxes, may entitle such U.S. Holder to a refund or credit provided that the required information is furnished to the IRS in a timely manner.

16. Source of Funds

The Company will not spend more than C$500,000,000 (excluding fees and expenses) to purchase Shares pursuant to the Offer. The Company will fund the purchase of Shares pursuant to the Offer, together with the fees and expenses of the Offer, from available cash on hand.

17. Dealer Manager

TD Securities Inc. has been retained to serve as dealer manager of the Offer.

18. Depositary

The Company has appointed Computershare Investor Services Inc. to act as a depositary for the Offer.

19. Fees and Expenses

The Company has engaged TD Securities Inc. to act as its co-financial advisor in connection with the Offer. As part of its engagement, TD Securities Inc. will also act as Dealer Manager in connection with the Offer. The Company has agreed to pay TD Securities Inc. a fee for its services. The Company has also agreed to reimburse TD Securities Inc. for certain reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify it against certain liabilities to which it may become subject as a result of its engagement.

The Company has engaged CIBC World Markets Inc. to act as its co-financial advisor in connection with the Offer and provide the Liquidity Opinion. The Company has agreed to pay CIBC World Markets Inc. a fee for its services. The Company has also agreed to reimburse CIBC World Markets Inc. for certain reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify it against certain liabilities to which it may become subject as a result of its engagement.

The Company has retained Computershare Investor Services Inc. to act as the depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under Canadian securities laws.

The Company has retained Georgeson Shareholder Communications Canada Inc. to act as information agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under Canadian securities laws.

The Company will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Company expects to incur expenses of approximately C$1.6 million in connection with the Offer which include filing, advisory, legal, accounting, depositary and printing fees.

20. Legal Matters

Certain legal matters with respect to the Offer will be passed upon for the Company by McMillan Binch Mendelsohn LLP.

21. Directors Approval

The Board of Directors has approved the contents of the Offer to Purchase and the Offering Circular and the sending, communication or delivery of the Offer to Purchase and the Offering Circular to the shareholders of the Company.

22. Statutory Rights

Securities legislation of the provinces and territories of Canada provides shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the shareholders. However, these rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

TO: The Directors of ING Canada Inc.

We hereby consent to the inclusion of our opinion letter dated February 16, 2007 as Schedule A to the issuer bid circular of ING Canada Inc. dated February 16, 2007 and to the references to such opinion contained therein under "Glossary", in section 3 of the Offering Circular, "Purpose and Reasons for the Offer — Liquidity of Market" and in section 19 of the Offering Circular, "Fees and Expenses". In providing our consent, we do not intend that any person other than the Board of Directors of ING Canada Inc. shall be entitled to rely upon our opinion.

Toronto, Ontario
February 16, 2007

(Signed) CIBC WORLD MARKETS INC.

TO: The Directors of ING Canada Inc.

We hereby consent to the inclusion of our name in section 14 of the Offering Circular, "Certain Canadian Federal Income Tax Considerations" and in section 20 of the Offering Circular, "Legal Matters" and to the references to our opinion contained in the issuer bid circular of ING Canada Inc. dated February 16, 2007.

Toronto, Ontario
February 16, 2007

(Signed) MCMILLAN BINCH MENDELSOHN LLP

CERTIFICATE

February 16, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made, nor does it contain any misrepresentation likely to affect the value or the market price of the common shares of ING Canada Inc. within the meaning of the *Securities Act* (Québec).

(Signed) CLAUDE DUSSAULT
President and Chief Executive Officer

(Signed) MARK TULLIS
Chief Financial Officer

On behalf of the Board of Directors

(Signed) IVAN DUVAR
Director

(Signed) EILEEN MERCIER
Director

SCHEDULE A

LIQUIDITY OPINION

CIBC World Markets

CIBC World Markets Inc.
BCE Place, 161 Bay Street
Toronto, Ontario
M5J 2S8

Tel: (416) 594-7000

February 16, 2007

The Board of Directors of
ING Canada Inc.
700 University Avenue, 13th Floor
Toronto, ON
M5G 0A1

To the Board of Directors:

CIBC World Markets Inc. ("CIBC World Markets", "we" or "us") understands that ING Canada Inc. (the "Company") is considering a potential transaction by which the Company would make an offer (the "Offer") to acquire that number of common shares of the Company (the "Shares") having an aggregate purchase price not exceeding C$500,000,000.

We also understand that:

(a) holders of Shares (the "Shareholders") who wish to accept the Offer may do so in one of two ways: (i) by making an auction tender ("Auction Tender") pursuant to which they agree to sell to the Company at a specified price per Share (not less than C$51 and not more than C$59 and in increments of C$0.20 within that range) ("Auction Price") a specified number of Shares owned by them; or (ii) by making a proportionate tender ("Proportionate Tender") pursuant to which they agree to sell to the Company at the Purchase Price (defined below) that number of Shares owned by them that will result in them maintaining their proportionate Share ownership following completion of the Offer;

(b) the "Purchase Price" will be the lowest price that enables the Company to purchase that number of Shares tendered pursuant to valid Auction Tenders having an aggregate purchase price not exceeding an amount equal to C$500,000,000 less the product of (i) C$500,000,000 and (ii) a fraction, the numerator of which is the aggregate number of Shares owned by shareholders making valid Proportionate Tenders and the denominator of which is the aggregate number of Shares outstanding at the expiry of the Offer;

(c) the Offer will constitute an "issuer bid" for purposes of Rule 61-501 of the Ontario Securities Commission ("Rule 61-501") and Regulation Q-27 of the Quebec Autorité des marchés financiers ("Regulation Q-27" and, together with Rule 61-501, the "Rules");

(d) ING Groep N.V. (the "Major Shareholder"), which owns indirectly 93,620,000 Shares (representing approximately 70% of the aggregate number of outstanding Shares), has advised the Company that it intends to make a Proportionate Tender; and

(e) the terms and conditions of the Offer will be described in an Offer to Purchase and Offering Circular that will be prepared by the Company (the "Offer Circular") and mailed to the Shareholders in connection with the Offer.

Engagement of CIBC World Markets

By letter agreement dated February 6, 2007 (the "Engagement Agreement"), the Company retained CIBC World Markets to act as its co-financial advisor in connection with the Offer. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver this letter (the "Opinion") to the Board of Directors of the Company (the "Board of Directors") with respect to the liquidity of the market for the Shares both as at the date hereof and on completion of the Offer. The Company will pay CIBC World Markets a fee for delivering this Opinion. None of the fees payable to CIBC World Markets are contingent upon the conclusions reached by CIBC World Markets in the Opinion or on the completion of the Offer. In addition, the Company has agreed to reimburse CIBC World Markets for our reasonable out-of-pocket expenses and to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Relationship with Interested Parties

None of CIBC World Markets or any of its affiliates:

(a) is an "issuer insider", "associated entity" or "affiliated entity" (as such terms are used in Rule 61-501) of the Company or the Major Shareholder;

(b) is a financial advisor to the Major Shareholder in connection with the Offer;

(c) has a financial incentive with respect to the conclusions reached in this Opinion or the completion of the Offer;

(d) is a manager or co-manager of a soliciting dealer group formed to solicit acceptances of the Offer or will we, as a member of such group, perform services beyond the customary soliciting dealers' functions or will receive more than the per Share or per Shareholder fee payable to other members of such soliciting dealer group; or

(e) has a material financial interest in the completion of the Offer or in any future business under any agreement, commitment or understanding involving the Company, the Major Shareholder or their respective affiliates or associates.

Prior to entering into the Engagement Agreement, CIBC World Markets has provided various financial advisory services to the Company in connection with transactions unrelated to the Offer and, pursuant to a prospectus dated December 9, 2004, acted as a co-lead manager and joint book-runner for the Company's initial public offering.

CIBC World Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of the Company, the Major Shareholder or their affiliates and, from time to time, may have executed, or may execute, transactions on behalf of such entities. CIBC World Markets is an indirect subsidiary of the Canadian Imperial Bank of Commerce ("CIBC") and CIBC or its affiliated entities have made, or may in the future make, loans or provide other financial services in the normal course to Company, the Major Shareholder or their affiliates.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

(a) a draft dated February 15, 2007 of the Issuer Bid Circular;
(b) the twelve-month historical trading activity and volumes of the Shares on The Toronto Stock Exchange (the "TSX");
(c) the trading activity and volumes of shares of other companies listed and traded on the TSX as we determined necessary in order to provide the Opinion;
(d) the distribution of ownership of the Shares;
(e) the number of Shares proposed to be purchased under the Offer relative to (i) the number of issued and outstanding Shares less (ii) the number of Shares owned by the Major Shareholder and other Shares that are known by us to be not freely tradeable (colloquially, the "public float") ;
(f) the customary difference (colloquially, the "spread") between bid and ask prices in trading activity in the Shares; and
(g) such other information, analyses, investigations, and discussions as we considered appropriate in the circumstances.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the assets or securities of the Company or any of its affiliates and our Opinion should not be construed as such. This Opinion does not constitute an opinion concerning the fairness, from a financial point of view, of the consideration offered to the Shareholders pursuant to the Offer. In addition, we have not been requested to identify, solicit or assess potential alternatives to the Offer.

With your permission and as provided in the Engagement Agreement, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company and its advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or attempted to verify independently the accuracy,

completeness or fairness of presentation of any such information, data, advice, opinions and representations.

We have assumed that the Issuer Bid Circular will contain all material facts relating to the Offer, the Offer will comply with all applicable legal requirements and that the Major Shareholder will make a valid Proportionate Tender prior to the expiry of the Offer.

We are not legal, tax or accounting experts and make no representation as to the adequacy or the appropriateness of this letter for your purposes and express no view as to the legal, tax or accounting aspects of the Offer. Our Opinion is not to be construed as a recommendation to any Shareholder as to whether to accept the Offer or tender any Shares pursuant to the Offer. In addition, we are not expressing any opinion as to the value of the Shares or the prices at which the Shares will trade after completion of the Offer.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the information contained under the heading "Scope of Review" and as they were represented to us in our discussions with management of the Company.

The Opinion has been provided to the Board of Directors and may not be relied upon for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any holder of Shares concerning the Offer or as an opinion as to the prices at which any of the Company's securities will trade after completion of the Offer.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.

In this Opinion, the term "liquid market" has the meaning ascribed thereto in section 1.2(1)(a) of Rule 61-501 and section 1.3(1)(a) of Regulation Q-27.

Opinion

Based upon and subject to the foregoing, it is our opinion as at the date hereof that:

(a) a liquid market for the Shares exists on the date hereof; and

(b) it is reasonable to conclude that, on completion of the Offer, there will be a market for Shareholders who do not tender their Shares to the Offer that is not materially less liquid than the market that exists on the date hereof.

Yours very truly,

CIBC World Markets Inc.

SCHEDULE B

LETTER OF ACCEPTANCE AND TRANSMITTAL

in respect of the Offer dated February 16, 2007
by ING Canada Inc.
to purchase for cash at a purchase price of
not less than C$51 and not more than C$59 per Common Share
Common Shares having an aggregate purchase price not exceeding C$500,000,000

THE OFFER EXPIRES AT 5:00 P.M. (TORONTO TIME) ON MARCH 27, 2007, UNLESS EXTENDED OR WITHDRAWN

This Letter of Acceptance and Transmittal relates to an Offer dated February 16, 2007 by ING Canada Inc. to purchase, on the terms and subject to the conditions contained in the Offer to Purchase, that number of Shares of the Company validly tendered pursuant to the Offer having an aggregate purchase price not exceeding C$500,000,000.

The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Acceptance and Transmittal. **The term "shareholder" as used in this Letter of Acceptance and Transmittal means the beneficial owner of Shares.** All other capitalized terms used in this Letter of Acceptance and Transmittal have the meanings given to them in the Offer to Purchase and Offering Circular dated February 16, 2007.

To: ING Canada Inc.
And To: Computershare Investor Services Inc., as depositary

Acceptance of the Offer

The Company has issued the Shares under the CDSX book entry system administered by CDS. Accordingly, a nominee of CDS is the sole registered holder of the outstanding Shares and beneficial ownership of the outstanding Shares is evidenced through book entry credits to securities accounts of CDS Participants (eg, banks, trust companies and securities dealers), who act as agents on behalf of shareholders who are their customers, rather than by physical share certificates.

Shareholders wishing to accept the Offer will be required to comply with the book entry delivery procedures established by CDS. In accordance with these procedures and for purposes of the Offer, the Depositary will establish an account with respect to the Shares at CDS. Any CDS Participant may make book entry delivery of Shares (on behalf of a shareholder wishing to accept the Offer) by causing CDS to credit such Shares to the Depositary's account by book entry prior to the Expiry Time in accordance with the procedures of CDS. Compliance with the procedures of CDS will be evidenced by the Depositary's receipt of a Book Entry Confirmation. **Shareholders who wish to tender Shares to the Offer should contact their nominees for assistance.**

The Company understands that the CDS Participants will provide the relevant documentation to shareholders. Shareholders who wish to tender Shares to the Offer may do so by making Auction Tenders or Proportionate Tenders. See Schedule 1 of this Letter of Acceptance and Transmittal where the Company has reproduced the form of tendering instructions which it understands CDS will provide to CDS Participants. **In order to tender Shares to the Offer, shareholders must complete the documentation and follow the instructions to be provided by CDS and CDS Participants.**

Shareholders who wish to accept the Offer may do so in one of two ways: (a) by making an Auction Tender or (b) by making a Proportionate Tender.

Auction Tender

A shareholder who wishes to make an Auction Tender will be required to specify, among other things, the number of Shares that it wishes to sell and the price per Share (not less than C$51 and not more than C$59 and in increments of C$0.20 within that range) at which it is prepared to sell those Shares. A shareholder may make multiple Auction Tenders but not in respect of the same Shares (ie, shareholders may tender different Shares at different prices but cannot tender the same Shares at different prices). Shareholders who make an Auction Tender may not make a Proportionate Tender.

Odd Lot Holders making an Auction Tender will be required to tender all Shares owned by them and will be required to select a single price per Share at which they are prepared to sell such Shares.

Proportionate Tender

A shareholder who wishes to make a Proportionate Tender may not specify an Auction Price and will be required to state the aggregate number of Shares beneficially owned by the shareholder. A shareholder who makes a Proportionate Tender will also be deemed to have authorized the Company to purchase at the Purchase Price that number of Shares that will result in the shareholder maintaining its proportionate Share ownership following completion of the Offer. Shareholders who make a Proportionate Tender may not make an Auction Tender.

Representations, Warranties and Agreement

Each shareholder who tenders Shares to the Offer (a "tendering shareholder") will be deemed to have:

(a) represented and warranted to the Company and the Depositary that:

(1) the tendering shareholder has full power and authority to tender and to sell, assign and transfer the Shares being tendered;

(2) the tendering shareholder owns the Shares being tendered free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of the Shares being tendered to any other person;

(3) if and when the Shares being tendered are taken up by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever; and

(4) unless otherwise indicated in Box E of Schedule 1 attached to this Letter of Acceptance and Transmittal, the tendering shareholder is not a non-resident of Canada for purposes of the Tax Act;

(b) accepted and agreed to the terms and conditions of the Offer as set forth in the Offer to Purchase; and

(c) agreed with the Company that any contract evidenced by or relating to the Offer shall be drawn exclusively in the English language (chaque actionnaire qui dépose des actions en réponse à l'offre est réputé avoir accepté que tout contrat attesté par l'offre, de même que tout contrat qui s'y rapporte, soient rédigés exclusivement en langue anglaise).

Subject to the acceptance for purchase by the Company of the Shares tendered to the Offer in accordance with the terms of the Offer to Purchase and upon receipt by the Depositary (as the tendering shareholder's agent) of the Purchase Price for such Shares, each tendering shareholder will be deemed to have sold, assigned and transferred to the Company all right, title and interest in and to all the Shares being tendered and in and to all rights, benefits and claims in respect thereof.

Important Tax Information for U.S. Holders

In order to avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a U.S. Holder (as defined in section 15 of the Offering Circular, "Certain United States Federal Income Tax

Considerations") tendering Shares must, unless an exemption applies, provide the Depositary with such holder's U.S. taxpayer identification number ("TIN"), certify under penalties of perjury that such TIN is correct, and provide certain other certifications by completing the Substitute Form W-9 included in this Letter of Acceptance and Transmittal as Schedule 2. If a U.S. Holder does not timely provide such holder's correct TIN or fails to provide the required certifications, the Internal Revenue Service ("IRS") may impose a penalty of US$50 on such holder and payment to such holder pursuant to the Offer may be subject to backup withholding currently at a rate of 28%. All U.S. Holders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary).

Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Holder upon filing a U.S. federal income tax return.

A tendering U.S. holder is required to give the Depositary the TIN (i.e., social security number or federal employer identification number) of the record holder of the Shares. If the Shares are held in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

Certain U.S. Holders (including, among others, corporations, individual retirement accounts and certain *foreign individuals and entities) are not subject to backup withholding but may be required to provide evidence* of their exemption from backup withholding. Exempt U.S. Holders should indicate their exempt status on the Substitute Form W-9. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

U.S. Holders should consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

SCHEDULE 1 — TENDERING INSTRUCTIONS

BOX A
TYPE OF TENDER

CHECK ONLY *ONE* BOX. IF MORE THAT ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF SHARES.

SHARES BEING TENDERED HEREBY PURSUANT TO:

☐ An Auction Tender (Complete Box B or C)

☐ A Proportionate Tender (Complete Box D)

BOX B
AUCTION TENDER SHAREHOLDERS

This box **MUST** be completed if Shares are being tendered pursuant to an Auction Tender.

Number of Shares tendered:

____

PRICE PER SHARE AT WHICH SHARES ARE BEING TENDERED

Check Only One Box. If more than one box is checked, there is no valid tender of Shares. Shareholders (other than Odd Lot Holders) may make multiple Auction Tenders but not in respect of the same Shares. If a shareholder wishes to tender different Shares at different prices, a separate tender instruction **MUST** be submitted for each such tender.

☐ **C$51.00**	☐ **C$53.80**	☐ **C$56.60**
☐ **C$51.20**	☐ **C$54.00**	☐ **C$56.80**
☐ **C$51.40**	☐ **C$54.20**	☐ **C$57.00**
☐ **C$51.60**	☐ **C$54.40**	☐ **C$57.20**
☐ **C$51.80**	☐ **C$54.60**	☐ **C$57.40**
☐ **C$52.00**	☐ **C$54.80**	☐ **C$57.60**
☐ **C$52.20**	☐ **C$55.00**	☐ **C$57.80**
☐ **C$52.40**	☐ **C$55.20**	☐ **C$58.00**
☐ **C$52.60**	☐ **C$55.40**	☐ **C$58.20**
☐ **C$52.80**	☐ **C$55.60**	☐ **C$58.40**
☐ **C$53.00**	☐ **C$55.80**	☐ **C$58.60**
☐ **C$53.20**	☐ **C$56.00**	☐ **C$58.80**
☐ **C$53.40**	☐ **C$56.20**	☐ **C$59.00**
☐ **C$53.60**	☐ **C$56.40**	

BOX C
AUCTION TENDERS ODD LOT HOLDERS

This box **MUST** be completed if Shares are being tendered by an Odd Lot Holder pursuant to an Auction Tender.

Number of Shares owned:

____

PRICE PER SHARE AT WHICH SHARES ARE BEING TENDERED

Check Only One Box. If more than one box is checked, there is no valid tender of Shares. Odd Lot Holders are required to tender **ALL** Shares owned by them and to select a single Auction Price.

☐ **C$51.00**	☐ **C$53.80**	☐ **C$56.60**
☐ **C$51.20**	☐ **C$54.00**	☐ **C$56.80**
☐ **C$51.40**	☐ **C$54.20**	☐ **C$57.00**
☐ **C$51.60**	☐ **C$54.40**	☐ **C$57.20**
☐ **C$51.80**	☐ **C$54.60**	☐ **C$57.40**
☐ **C$52.00**	☐ **C$54.80**	☐ **C$57.60**
☐ **C$52.20**	☐ **C$55.00**	☐ **C$57.80**
☐ **C$52.40**	☐ **C$55.20**	☐ **C$58.00**
☐ **C$52.60**	☐ **C$55.40**	☐ **C$58.20**
☐ **C$52.80**	☐ **C$55.60**	☐ **C$58.40**
☐ **C$53.00**	☐ **C$55.80**	☐ **C$58.60**
☐ **C$53.20**	☐ **C$56.00**	☐ **C$58.80**
☐ **C$53.40**	☐ **C$56.20**	☐ **C$59.00**
☐ **C$53.60**	☐ **C$56.40**	

BOX D
PROPORTIONATE TENDER

This box **MUST** be completed if Shares are being tendered pursuant to a Proportionate Tender.

Total Number of Shares beneficially owned:

____

BOX E
NON-RESIDENTS

Indicate below the country of residence of the beneficial shareholder if other than Canada:

____

SCHEDULE 2 — SUBSTITUTE FORM W-9

TO BE COMPLETED BY TENDERING SHAREHOLDERS THAT ARE U.S. PERSONS (INCLUDING U.S. RESIDENT ALIENS)

(See "Guidelines for Certification of TIN on Substitute Form W-9" below)

SUBSTITUE **Form W-9** **Department of the Treasury** **Internal Revenue Service**	Please fill out your name and address below: Name: ______________________ Address: ______________________ (Number and street): ______________________ ______________________ City, State and Zip Code: ______________________ ______________________	
Payer's Request for Taxpayer Identification Number (TIN)	Part 1 — *PLEASE PROVIDE YOUR TIN IN THE BOX* AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	______________ Social Insurance Number **OR** ______________ Employee Identification Number
	Part 2 — CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.	**Part 3 —** Awaiting TIN ☐ Exempt ☐

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2). If you are exempt from backup withholding, check the applicable box in Part 3.

The Internal Revenue Service does not require your consent to any provision of this document other than certifications required to avoid back-up withholding.

SIGNATURE ______________________ DATE ______________________

NAME (Please Print) ______________________

ADDRESS (Number and street) ______________________

____

(City, State and Zip Code)

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

TENDERING SHAREHOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY CHECKED THE APPLICABLE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payor by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 calendar days, such retained amounts shall be remitted to the IRS as backup withholding.

______________________________	______________________________
Signature	Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. Social Security numbers have nine digits separated by two hyphens, i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY number of
1. **An individual's account**	The individual
2. **Two or more individuals (joint account)**	The actual owner of the account or, if combined funds, any one of the individuals(1)
3. **Custodian account of a minor (Uniform Gift to Minors Act)**	The minor(2)
4.	
a. **The usual revocable savings trust account (grantor is also trustee)**	The grantor-trustee(1)
b. **So-called trust account that is not a legal or valid trust under State law**	The actual owner(1)
5. **Sole proprietorship account**	The owner(3)

For this type of account:	Give the SOCIAL SECURITY OF EMPLOYER IDENTIFICATION number of
6. **Sole proprietorship or single-owner LLC**	The owner(3)
7. **A valid trust, estate, or pension trust**	The legal entity (Do not furnish the identifying number or the personal representative or trustee unless the legal entity itself is not designated in the account title)(4)
8. **Corporate or LLC electing corporate status on Form 8832**	The corporation
9. **Association, club, religious, charitable, educational or other tax-exempt organization**	The organization
10. **Partnership account held in the name of the business**	The partnership
11. **A broker or registered nominee**	The broker or nominee
12. **Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or person) that receives agricultural program payments**	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's Social Security number.

(3) You must show your individual name and you may also enter your business or "DBA" name on the second line. You may use either your Social Security number or Employee Identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your Social Security number.

(4) List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the *legal entity itself* is not designated in the account title.)

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtain a Number

If you don't have a taxpayer identification number, obtain Form SS-5, Application for a Social Security Number Card at the local office of the Social Security Administration, or Form SS-4, Application for Employer Identification Number, at the local office of the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding

The following is a list of payees exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Only payees described in items (2) through (6) are exempt from backup withholding for barter exchange transactions and patronage dividends. Payments over $600 required to be reported and direct sales over $5,000 under 6041 and 6041A for recipients 1 through 7 are generally exempt. However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health payments, attorneys' fees; and payments for services paid by a federal executive agency.

(1) A corporation.

(2) An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

(3) The United States or any of its agencies or instrumentalities.

(4) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(5) A foreign government or any of its political subdivisions, agencies, or instrumentalities.

(6) An international organization or any of its agencies or instrumentalities.

(7) A foreign central bank of issue.

(8) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(9) A futures commission merchant registered with the Commodity Futures Trading Commission.

(10) A real estate investment trust.

(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12) A common trust fund operated by a bank under section 584(a).

(13) A financial institution.

(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List

(15) A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

- Payments to nonresident aliens subject to withholding under section 1441.
- Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.
- Payments of patronage dividends not paid in money.
- Payments made by certain foreign organizations.
- Section 404(k) distributions made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals. **Note:** You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
- Payments of tax-exempt interest (including exempt-interest dividends under section 852).
- Payments described in section 6049(b)(5) to non-resident aliens.
- Payments on tax-free covenant bonds under section 1451.
- Payments made by certain foreign organizations.
- Mortgage or student loan interest paid.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding.

FILE SUBSTITUTE FORM W-9 WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A, and 6050N, and their regulations.

Privacy Act Notice. — Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payee. Certain penalties may also apply.

Penalties

(1) **Penalty for Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information with Respect to Withholding.** — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) **Criminal Penalty for Falsifying Information.** — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) **Misuse of TINs.** — If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253
Facsimile: (416) 981-9663
Email: corporateactions@computershare.com

The Dealer Manager for the Offer is:

TD SECURITIES INC.

66 Wellington Street West
8th Floor
Toronto, Ontario
M5K 1A2

Telephone: (416) 982-5299

The Information Agent for the Offer is:

Georgeson Shareholder

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-725-6570

7. Number of Employees

(Persons)

	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2006	Sep. 30, 2006
Petroleum (Japan Energy Group)	3,982	3,873	3,920	3,968
Metals (Nippon Mining & Metals Group)	4,242	4,120	4,348	4,662
Resources & Metals	1,471	1,447	1,553	1,695
Electronic Materials	1,622	1,512	1,373	1,437
Metal Manufacturing	1,149	1,161	1,422	1,530
Others	1,634	1,281	1,311	1,314
Total	9,858	9,274	9,579	9,944

※ Others include Nippon Mining Holdings, Inc.

END